SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2009

Commission File Number: 0-30320

TRINTECH GROUP PLC

(Translation of registrant’s name into English)

Trintech Group PLC

Block C, Central Park

Leopardstown

Dublin 18, Ireland

(Address of principal executive offices)

Company contact is:

Joseph Seery

Block C, Central Park

Leopardstown

Dublin 18, Ireland

Tel: +353 1 293 9840

Fax: +353 1 293 9841

Email: joseph.seery@trintech.com

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Trintech Group PLC

Form 6-K

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference in the Registration Statements on Form F-3 (File No. 333-116087 and File No. 333-156320) of Trintech Group PLC and to be a part thereof from the date on which this report is furnished, to the extent not modified or updated by, or contrary to, information contained in documents or reports subsequently filed or furnished.

TRINTECH GROUP PLC

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(U.S dollars in thousands)

	April 30, 2009	January 31, 2009
ASSETS
Current assets
Cash and cash equivalents (note 3)	$16,913	$17,363
Restricted cash (note 3)	—	1,143
Accounts receivable, net of allowance for doubtful accounts of $327 and $267 at April 30, 2009 and January 31, 2009, respectively (note 4)	4,714	6,021
Prepaid expenses and other current assets	1,274	1,140
Deferred costs	333	296
Net current deferred tax asset (note 9)	302	252

Total current assets	23,536	26,215
Non-current assets
Restricted cash (note 3)	170	170
Property and equipment, net	1,281	1,430
Deferred costs	324	261
Intangible assets, net (note 5)	4,716	5,309
Goodwill	23,990	24,089

Total non-current assets	30,481	31,259

Total assets	$54,017	$57,474

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$102	$704
Accrued payroll and related expenses	1,450	1,878
Deferred consideration	—	2,970
Other accrued liabilities	1,485	1,674
Income taxes payable (note 9)	171	161
Deferred revenues	11,201	10,122
Liabilities held for sale and in discontinued operations	—	56

Total current liabilities	14,409	17,565

Non-current liabilities
Capital leases due after more than one year	—	42
Deferred rent less current portion	504	537
Net non-current deferred tax liability	302	252
Income taxes payable (note 9)	141	110

Total non-current liabilities	947	941

Series B preference shares, $0.0027 par value 10,000,000 authorized at April 30, 2009 and January 31, 2009, respectively None issued and outstanding	—	—

Shareholders’ equity:
Ordinary shares, $0.0027 par value: 100,000,000 shares authorized; 33,454,385 shares issued, 32,945,761 and 31,843,333 shares outstanding at April 30, 2009 and January 31, 2009, respectively	90	90
Additional paid-in capital	253,087	253,076
Treasury shares (at cost, 508,624 and 595,552 shares at April 30, 2009 and January 31, 2009, respectively)	(750)	(879)
Accumulated deficit	(209,778)	(209,367)
Accumulated other comprehensive loss	(3,988)	(3,952)

Total shareholders’ equity	38,661	38,968

Total liabilities and shareholders’ equity	$54,017	$57,474

See accompanying notes

TRINTECH GROUP PLC

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(U.S. dollars in thousands, except share and per share data)

	Three months ended April 30,
	2009	2008
Revenues:
License	$4,806	$4,898
Service	4,359	4,743

Total revenues	9,165	9,641

Cost of revenues:
License	556	498
Amortization of purchased technology (note 5)	181	216
Service	2,375	2,244

Total cost of revenues	3,112	2,958

Gross margin	6,053	6,683

Operating expenses:
Research and development	1,486	1,492
Sales and marketing	2,236	3,079
General and administrative	2,146	2,489
Restructuring charge (note 11)	234	—
Amortization of purchased intangible assets (note 5)	412	395

Total operating expenses	6,514	7,455

Loss from operations	(461)	(722)

Interest income, net	25	118
Exchange gain, net	61	105

Loss before provision for income taxes	(375)	(549)

Provision for income taxes (note 9)	(36)	61

Net loss	$(411)	$(488)

Shares used in computing basic and diluted loss per Ordinary share	32,734,874	31,889,741

Basic and diluted loss per Ordinary share (note 8)	$(0.01)	$(0.02)

Basic and diluted loss per equivalent ADS (note 8)	$(0.03)	$(0.03)

See accompanying notes

TRINTECH GROUP PLC

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(U.S. dollars in thousands)

	Three months ended April 30,
	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(411)	$(488)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	167	202
Amortization	593	611
Share-based compensation	99	259
Effect of changes in foreign currency exchange rates	(21)	(70)
Changes in operating assets and liabilities:
Accounts receivable	2,444	962
Prepaid expenses and other assets	(208)	(309)
Accounts payable	(606)	367
Accrued payroll and related expenses	(441)	(882)
Deferred revenues	(67)	746
Other accrued liabilities	(295)	(388)

Net cash provided by operating activities	1,254	1,010

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(17)	(121)
Payments relating to acquisitions	(2,870)	(8,337)

Net cash used in investing activities	(2,887)	(8,458)

CASH FLOWS FROM FINANCING ACTIVITIES:
Principal payments on capital leases	(39)	(35)
Issuance of ordinary shares	41	65
Decrease in restricted cash	1,143	—

Net cash provided by financing activities	1,145	30

Net decrease in cash and cash equivalents	(488)	(7,418)
Effect of exchange rate changes on cash and cash equivalents	38	138
Cash and cash equivalents at beginning of period	17,363	23,766

Cash and cash equivalents at end of period	$16,913	$16,486

Supplemental disclosure of cash flow information:
Interest paid	$5	$9

Taxes (received) paid	$(4)	$28

Supplemental disclosure of non-cash flow information:
Acquisition of property and equipment under capital leases	$—	$30

Shares issued in connection with the acquisition	$—	$1,239

See accompanying notes

TRINTECH GROUP PLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1.	Basis of Presentation and Adoption of New Accounting Standards

These interim condensed consolidated financial statements have been prepared by Trintech Group PLC (“Trintech” or “the Company”), without audit, pursuant to the rules and regulations of the Securities and Exchange Commission and in accordance with U.S. generally accepted accounting principles for interim financial information. Accordingly, certain information and footnote disclosures normally included in annual financial statements have been omitted or condensed. In the opinion of management, all necessary adjustments (consisting of normal recurring accruals) have been made for a fair presentation of financial positions, results of operations and cash flows at the date and for the periods presented. The operating results for the three months ended April 30, 2009 are not necessarily indicative of the results that may be expected for the fiscal year ending January 31, 2010. See “Factors Affecting Future Results”. For further information refer to the consolidated financial statements and footnotes for the year ended January 31, 2009, included in Trintech’s Annual Report on Form 20-F.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying footnotes. Actual results could differ from those estimates.

In December 2007 the Financial Accounting Standards Board (“FASB”) issued SFAS 141 (revised 2008), “Business Combinations” (SFAS 141R”). SFAS 141R significantly changes the accounting for business combinations in a number of areas, including the measurement of assets and liabilities acquired and the treatment of contingent consideration, contingencies, acquisition costs, in-process research and development and restructuring costs. In addition, under SFAS 141R, changes in deferred tax asset valuation allowances and acquired income tax uncertainties in a business combination after the measurement period will affect the income tax provision. SFAS 141R was effective for us beginning February 1, 2009 and did not have a material impact on our consolidated financial position, results of operations or cash flows for the three months ended April 30, 2009.

In December 2007 the FASB issued SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS 160”), which establishes accounting and reporting standards for the noncontrolling (minority) interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 is effective for business arrangements entered into in fiscal years beginning on or after December 15, 2008. SFAS 160 was effective for us beginning February 1, 2009 and did not have an impact on our consolidated financial position, results of operations or cash flows for the three months ended April 30, 2009.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an Amendment of FASB Statement No. 133” (“SFAS No. 161”). SFAS No. 161 requires companies to provide qualitative disclosures about the objectives and strategies for using derivatives, quantitative data about the fair value of and gains and losses on derivative contracts, and details of credit-risk-related contingent features in their hedged positions. The statement also requires companies to disclose more information about the location and amounts of derivative instruments in financial statements; how derivatives and related hedges are accounted for under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”); and how the hedges affect the entity’s financial position, financial performance and cash flows. SFAS No. 161 is effective for years beginning after November 15, 2008. SFAS 161 was effective for us beginning February 1, 2009 and did not have a material impact on our consolidated financial position, results of operations or cash flows for the three months ended April 30, 2009.

In April 2008, the FASB issued FASB Staff Position (FSP) FAS 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP 142-3”). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets”. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008. FSP FAS 142-3 was effective for us beginning February 1, 2009 and did not have an impact on our consolidated financial position, results of operations or cash flows for the three months ended April 30, 2009.

Reclassification

Certain immaterial amounts in previous interim financial statements have been reclassified to conform to the current year presentation.

2.	Irish Companies Acts, 1963 to 2006

The financial information relating to the Company and its subsidiaries included in this document does not comprise full group accounts as referred to in Regulation 40 of the European Communities (Companies: Group Accounts) Regulations 1992, copies of which are required by that Act to be annexed to a Company’s annual return. The auditors have reported without qualification under Section 193 of the Companies Act, 1990 in respect of the group financial statements for the year ended January 31, 2008. A copy of the full group accounts for the year ended January 31, 2009, prepared in accordance with Irish generally accepted accounting principles, together with the report of the auditors thereon, will in due course be annexed to the relevant annual return, which will be filed after the annual general meeting of the Company which will take place on July 23, 2009.

The accompanying condensed consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States and include the Company and its wholly-owned subsidiaries in Ireland, the United Kingdom, the Cayman Islands and the United States after eliminating all material inter-company accounts and transactions.

3.	Fair Value Measurements

Effective February 1, 2008, the Company adopted SFAS 157 “Fair Value Measurements” (“SFAS 157”) which requires disclosures about fair value measurements for its assets and liabilities that are re-measured and reported at fair value at each reporting period, and its assets and liabilities that are re-measured and reported at fair value on a non-recurring basis. The following table presents information about the Company’s assets that are measured at fair value at each reporting period as of April 30, 2009, and indicates the fair value hierarchy of the valuation techniques utilized to determine such fair value. In general, fair values determined by level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by level 3 inputs are unobservable data points for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Unobservable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	$16,913	$16,913	$—	$—
Restricted cash	170	170	—	—
Foreign exchange derivatives	24	—	24	—

	$17,107	$17,083	$24	$—

In February 2008, the Financial Accounting Standard Board (“FASB”) issued FASB Staff Position (“FSP”) No. 157-2, “Effective Date of FASB Statement No. 157” (“FSP 157-2”), which delayed the effective date of SFAS 157 for all non-financial assets and non-financial liabilities that are not re-measured at fair value on a recurring basis (at least annually). FSP 157-2 was effective for us beginning February 1, 2009 and did not have a material impact on our consolidated financial position, results of operations or cash flows for the three months ended April 30, 2009.

The Company invests its excess cash in low-risk, short-term, deposit accounts with high credit-quality banks in the United States, Luxemburg, United Kingdom and Ireland. It also invests in highly liquid investments in time deposits of money market funds and commercial paper, with original maturities of 90 days or less. At April 30, 2009, US$16.9 million was invested in cash and cash equivalent accounts. The Company performs periodic evaluations of the relative credit standing of all of the financial institutions dealt with by the Company, and considers the credit risk to be minimal.

At April 30, 2009, the Company had US$170,000 in restricted cash deposits with Silicon Valley Bank against an annual renewable letter of credit facility for a capital lease. The capital lease expires on May 22, 2010. The deposit and the letter of credit expired on May 20, 2009 and the Company has renewed the letter of credit for the amount outstanding on the capital lease. Should the Company default on its lease obligations, the amount due under the capital lease will be payable to the lessor.

4.	Accounts Receivable

The accounts receivable balance includes billed and unbilled receivables as follows:

	As of April 30, 2009	As of January 31, 2009
	(U.S. dollars in thousands)
Billed receivables, net	$4,455	$5,827
Unbilled receivables, net	259	194

Total	$4,714	$6,021

The Company makes judgments as to its ability to collect outstanding receivables and provides allowances for the portion of receivables when collection becomes doubtful. Provisions are made based upon a specific review of all significant outstanding invoices. If the historical data the Company uses to calculate the allowance provided for doubtful accounts does not reflect the future ability to collect outstanding receivables, additional provisions for doubtful accounts may be needed and the future results of operations could be materially affected.

Accounts receivable and deferred revenue balances are shown net of advanced billings of US$833,000 and US$1.1 million at April 30, 2009 and January 31, 2009, respectively. Advanced billings consist of post-contract customer support amounts which have been invoiced as of the end of the period but the term of the support has not commenced or payment has not been received.

5.	Intangible Assets

Amortization was US$593,000 for the three months ended April 30, 2009 and US$611,000 for the three months ended April 30, 2008. As of April 30, 2009, amortization is estimated to be approximately US$1.6 million for the remainder of the year ending January 31, 2010. Amortization is estimated to be approximately US$2.2 million in the full year ending January 31, 2010, US$1.5 million in the year ending January 31, 2011, US$1.1 million in the year ending January 31, 2012, US$502,000 in the year ending January 31, 2013 and US$20,000 in the year ending January 31, 2014.

	As of April 30, 2009				As of January 31, 2009
	Gross Carrying Amount	Impairment Loss	Accumulated Amortization	Net	Gross Carrying Amount	Impairment Loss	Accumulated Amortization	Net
	(U.S. dollars in thousands)				(U.S. dollars in thousands)
Purchased technology	$17,636	$3,392	$13,520	$724	$17,636	$3,392	$13,339	$905
Trade names	397	—	248	149	397	—	232	165
Customer base	15,690	567	11,280	3,843	15,690	567	10,884	4,239
Covenants	2,559	1,232	1,327	—	2,559	1,232	1,327	—

Total identifiable
Intangible Assets	$36,282	$5,191	$26,375	$4,716	$36,282	$5,191	$25,782	$5,309

During fiscal 2009, the Company allocated approximately US$3.3 million of purchase price to intangible assets (acquired customer base of US$2.5 million, purchased technology of US$743,000 and trade names of US$67,000) in connection with the acquisition of the Movaris business.

During the fourth quarter of fiscal 2009, the Company completed its annual impairment test and assessments of the carrying value of identifiable indefinite-lived intangible assets and goodwill as required by SFAS 144 and determined its recorded non-current assets were not impaired as of January 31, 2009.

The weighted average amortization period for each type of intangible asset was as follows for the three months ended April 30, 2009 and the three months ended April 30, 2008:

(Years)
Purchased technology	3
Trade names	4
Customer base	5
Covenants	2

Total	4

6.	Foreign Exchange Contracts and Fair Value of Financial Instruments

The Company uses forward exchange contracts to hedge certain operational cash flow exposures resulting from changes in foreign currency exchange rates expected to occur within the next 12 months. The Company enters into these foreign exchange contracts to hedge anticipated sales or purchase transactions in the normal course of business for which there is a firm commitment from a customer or to a supplier. The terms of these contracts are consistent with the timing of the transactions being hedged. The Company does not use such instruments for trading or speculative purposes.

The derivative instruments held by the Company as of April 30, 2009 and January 31, 2009 did not qualify as accounting hedges as of April 30, 2009 and January 31, 2009, respectively. The fair value gains and losses on derivatives held as of April 30, 2009 and January 31, 2009 were recognized in the Consolidated Statements of Operations.

As of April 30, 2009, the Company had three forward exchange contracts maturing by June 2009 to sell US$504,000 and receive euro in return. The fair value of the contracts as of April 30, 2009 was US$24,000 positive.

	As of April 30, 2009		As of January 31, 2009
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(U.S. dollars in thousands)
Non-Derivatives
Cash and cash equivalents	$16,913	$16,913	$17,363	$17,363
Accounts receivable, net	$4,714	$4,714	$6,021	$6,021
Accounts payable	$102	$102	$704	$704
Deferred consideration	$—	$—	$2,970	$2,970

Derivatives
Foreign exchange forward contracts	$24	$24	$(51)	$(51)

•	The carrying value of cash and cash equivalents, accounts receivable and accounts payable approximates fair value due to the short maturities of those instruments.

•	The fair value of the foreign exchange forward contracts was calculated as the present value of the settlement amount less the current valuation based on the April 30, 2009 spot rate.

The Company recorded an exchange gain of US$61,000 and US$105,000 for the three months ended April 30, 2009 and 2008, respectively, in the condensed consolidated statements of operations. Included in the exchange gain, net was a gain of US$32,000 for the three months ended April 30, 2009 and a gain of US$68,000 for the three months ended April 30, 2008 relating to derivative instruments.

7.	Comprehensive Loss

The following table sets forth the calculation of comprehensive loss for the three months ended April 30, 2009 and 2008:

	Three months ended April 30,
	2009	2008
	(U.S. dollars in thousands)
Net loss	$(411)	$(488)
Other comprehensive loss	(36)	(72)

Comprehensive loss	$(447)	$(560)

8.	Computation of Net Loss Per Ordinary Share

	Three months ended April 30,
	2009	2008
	(U.S. dollars in thousands, except share data and per share data)
Numerator:
Numerator for basic and diluted net loss per Ordinary share- Loss available to ordinary shareholders	$(411)	$(488)

Denominator:
Denominator for basic and diluted net loss per Ordinary share	32,734,874	31,889,741

Basic and diluted net loss per Ordinary share	$(0.01)	$(0.02)

ADSs used in computing basic and diluted net loss per equivalent ADS	16,367,437	15,944,870

Basic and diluted net loss per equivalent ADS	$(0.03)	$(0.03)

9.	Income Taxes

Provision for income taxes was US$36,000 for the three months ended April 30, 2009 compared to US$61,000 (credit) for the three months ended April 30, 2008. During the three months ended April 30, 2009, the Company recorded a US$36,000 expense relating to US state taxes. During the three months ended April 30, 2008, the Company recorded a deferred tax asset and tax credit of US$92,000 relating to US net operating losses incurred during that period. This tax credit was partially offset by a provision for income taxes of US$31,000 for state taxes payable in the US and income taxes payable in the UK tax jurisdiction.

The Company will continue to review its operating results to determine if it becomes more likely than not that its deferred tax assets will be realized in the future, at which time the Company would release some or all of the valuation allowance. The Company may record additional deferred tax benefits in future periods if it expects to utilize additional deferred tax assets. This analysis is largely based on the Company’s assessment of future income which is closely connected to its budgeting process, which takes place in the fourth quarter of each year.

10.	Share-based Compensation Plans

We currently maintain option schemes for the benefit of employees. These schemes were created for the benefit of employees, directors and consultants to the Company and for the purpose of attracting and retaining the best available personnel to promote the success of the Company’s business. The aggregate number of shares which may be issued pursuant to the Company’s share-based compensation plans is 5,000,000 ordinary shares (2,500,000 equivalent ADSs) to be allocated among the plans by the Board of Directors. The 5,000,000 ordinary share limit will be reduced by the number of shares authorized for issuance in accordance with the options granted or rights acquired under the other plans. The aggregate share limit of 5,000,000 ordinary shares can only be altered by an ordinary resolution approved by shareholders representing a majority of the Company’s ordinary shares then outstanding.

Trintech Group PLC 2007 Share Option Scheme

The Trintech Group PLC 2007 Share Option Scheme (the “2007 Plan”), which provides for the grant of options to purchase Ordinary Shares of the Company, was approved by our Board of Directors on May 21, 2007 and by our shareholders on July 25, 2007. Under the 2007 Plan, non-temporary employees and executive directors holding salaried employment or office with the Company or any subsidiary companies are eligible to participate. Generally, all options granted have a seven-year term and commence vesting at a rate of one twelfth of the total per quarter for each of the quarters in the three years commencing on the anniversary date of the grant. The exercise price of each share option is the fair market value of the share on the date of grant.

The purpose of the 2007 Plan is to establish an employees’ share option scheme within the meaning of Section 2 of the Companies (Amendment) Act 1983 as a long term incentive plan to promote the long-term success of the Company and the creation of shareholder value by (a) encouraging key employees to focus on critical long-range objectives; (b) encouraging the attraction and retention of key employees with exceptional qualifications and (c) linking key employees directly to shareholder interests through increased share ownership. The 2007 Plan seeks to achieve this purpose by providing for awards in the form of options.

The 2007 Plan is administered by the Company’s Compensation Committee, which selects the persons to whom options will be granted, determines the number of shares to be made subject to each grant and prescribes other terms and conditions, including the type and amount of consideration to be paid upon exercise and the vesting schedules in connection with each grant and makes all other decisions relating to the operation of the scheme. The board of directors may amend or modify the 2007 Plan at any time.

In fiscal 2009, the Company granted 2,281,600 ordinary shares (1,140,800 equivalent ADSs) under the 2007 Plan at exercise prices ranging from US$0.57 to US$1.32 per ordinary share (US$1.13 to US$2.61 per equivalent ADS). Of the 2,281,600 ordinary shares referenced above, 1,418,000 ordinary shares (709,000 equivalent ADSs) were granted to the directors and key members of management at an exercise price of US$1.22 per ordinary share (US$2.44 per equivalent ADS). These options can only vest in the event of a change in control of the Company and include 804,000 ordinary shares (402,000 equivalent ADSs) relating to the directors and senior management.

Trintech Group PLC Directors and Consultants Share Option Scheme 2007

On May 21, 2007, our Board of Directors approved the Directors and Consultants Share Option Scheme 2007 (the “Directors and Consultants 2007 Plan”) and our shareholders approved the same on July 25, 2007. The Directors and Consultants Share 2007 Plan provides for the grant of options to purchase Ordinary Shares of the Company to all directors and consultants of the Company and its subsidiaries, with limited exceptions for controlling shareholders. Generally, all options granted have a seven-year term and are exercisable one year after the date of the grant. The exercise price of each share option is the fair market value of the share on the date of grant.

The purpose of the Directors and Consultants 2007 Plan is to establish a share option plan as a long term incentive plan to promote the long-term success of the Company and the creation of shareholder value by (a) encouraging directors and consultants to focus on critical long-range objectives; (b) encouraging the attraction and retention of directors and consultants with exceptional qualifications and (c) linking directors and consultants directly to shareholder interests through increased share ownership. The Directors and Consultants 2007 Plan seeks to achieve this purpose by providing for awards in the form of options.

The Directors and Consultants 2007 Plan is administered by the Company’s Compensation Committee, which selects the persons to whom options will be granted, determines the number of shares to be made subject to each grant and prescribes other terms and conditions, including the type and amount of consideration to be paid upon exercise and the vesting schedules in connection with each grant and makes all other decisions relating to the operation of the scheme. The board of directors may amend or modify the Directors and Consultants 2007 Plan at any time.

In fiscal 2009, the Company granted 360,000 ordinary shares (180,000 equivalent ADSs) under the Directors and Consultants 2007 Plan at exercise prices ranging from US$0.58 to US$1.22 per ordinary share (US$1.16 to US$2.44 per equivalent ADS). Of the 360,000 ordinary shares referenced above, 200,000 ordinary shares (100,000 equivalent ADSs) were granted to directors at an exercise price of US$1.22 per ordinary share (US$2.44 per equivalent ADS) and can only vest in the event of a change in control of the Company.

Trintech Group PLC Employee Share Purchase Plan for US employees

In August 1999, the Company obtained shareholder approval for the establishment of the Trintech 1999 Employee Share Purchase Plan for Trintech’s U.S. employees. The 1999 employee share purchase plan is intended to qualify under Section 423 of the U.S. Internal Revenue Code of 1986 and has historically contained consecutive, overlapping, twenty-fourth month offering periods. Each offering period included four six-month purchase periods. Effective for offering periods commencing on or after September 1, 2007, the Purchase Plan will be implemented by six-month offering periods. Offering periods that commenced prior to September 1, 2007 were terminated after shares were purchased for the purchase period ended August 31, 2007. The offering periods generally start on the first trading day on or after March 1 and September 1 of each year.

The 1999 Employee Share Purchase Plan permits participants to purchase Ordinary Shares of the Company at 85% of the lower of the fair market value on the first day of the applicable offering period or on the last day of the six-month purchase period, through payroll deductions of up to 15% of the participant’s compensation.

This plan is due to expire in 2009 and it is management’s intention to obtain shareholder approval for a new plan at the next AGM in July 2009.

Trintech Group PLC Share Option 1997 Scheme

We established the share option 1997 scheme on May 28, 1997. The 1997 scheme was approved by the Company’s shareholders on November 21, 1997. The purpose of the 1997 scheme was to attract and retain the best available personnel to promote the success of the Company’s business. We were required to keep available sufficient authorized but un-issued shares to satisfy the Company’s obligations under the plan.

Under the 1997 scheme, all of the Company’s key employees and executive directors as well as those of the Company’s subsidiaries were eligible to receive grants of non-statutory options. In addition, US resident employees and executive directors were eligible to receive grants of incentive stock options intended to qualify under Section 422 of the U.S. Internal Revenue Code of 1986.

The 1997 scheme was administered by the Company’s Compensation Committee, which selected the persons to whom options would be granted, determines the number of shares to be made subject to each grant and prescribes other terms and conditions, including the type and amount of consideration to be paid upon exercise and the vesting schedules in connection with each grant and made all other decisions relating to the operation of the scheme. The board of directors could amend or modify the 1997 scheme at any time.

The 1997 scheme expired in May 2007.

Trintech Group PLC Directors and Consultants 1998 Share Option Scheme

On April 22, 1998, we established the directors and consultants share option scheme. The purpose of the scheme was to attract and retain the best available directors and consultants and to promote the success of the Company’s business.

Under the directors and consultants scheme, all of the Company’s directors and consultants as well as those of the Company’s subsidiaries were eligible to receive grants of non-statutory options. In addition, US resident directors and consultants were eligible to receive a grant of incentive stock options intended to qualify under Section 422 of the U.S. Internal Revenue Code of 1986. The directors and consultants scheme was administered by the Company’s Compensation Committee, which selected the persons to whom options would be granted, determined the number of shares to be made subject to each grant and prescribed other terms and conditions, including the type and amount of consideration to be paid upon exercise and the vesting schedules in connection with each grant and made all other decisions relating to the operation of the scheme. The Board of Directors could amend or modify the directors and consultants scheme at any time.

The 1998 scheme expired in April 2008.

Trintech Group PLC Employee Savings Related Share Option Scheme for Irish Employees

In August 1999, the Company obtained shareholder approval for the establishment of the Trintech 1999 Employee Savings Related Share Option Scheme for our Irish employees. The 1999 savings related scheme applies to all of our qualifying Irish employees and is intended to be an approved scheme under Schedule 12A to the Taxes Consolidation Act 1997 of the Republic of Ireland. The eligible employees may apply for an option to purchase Ordinary Shares of the Company at a discount of 15% to the market value of Ordinary Shares on the last day on which the Ordinary Shares were traded before grant. Participants must enter into approved savings arrangements, the purpose of which is to fund the cost of the exercise of the option. As of April 30, 2009, no shares had been issued under this scheme.

A summary of the Company’s stock option activity and related information for the three months ended April 30, 2009 and 2008 is as follows:

	April 30, 2009		April 30, 2008
	Options	Weighted- average exercise price	Options	Weighted- average exercise price
Outstanding at beginning of period	6,232,014	$1.63	4,509,214	$1.91
Granted	7,000	0.58	2,103,500	1.23
Cancelled	(15,112)	1.79	(16,162)	3.79
Forfeited	(122,930)	1.28	(30,340)	1.46
Exercised	—	—	—	—

Outstanding at end of period	6,100,972	$1.63	6,566,212	$1.69

Exercisable at end of period	3,605,330	$1.88	2,996,534	$1.87

	April 30, 2009		April 30, 2008
	Fair value	Weighted- average exercise price	Fair value	Weighted- average exercise price
Weighted-average fair value of options granted during the period for options whose exercise price equals the market price of the Ordinary Shares on the date of grant	$0.33	$0.58	$0.55	$1.23

Exercise prices for options outstanding as of April 30, 2009 ranged from US$0.50 to US$2.96 per share. The breakdown of outstanding options at April 30, 2009 by price range is as follows:

	Outstanding share options			Exercisable share options
Range of exercise prices	Number of share options	Weighted- average remaining life (years)	Weighted- average exercise price	Aggregate intrinsic value (U.S. dollars in thousands)	Number of share options	Weighted- average exercise price	Aggregate intrinsic val (U.S. dollars in thousands)
$ 0.50 — 1.15	820,210	4.26	$0.86		307,466	$0.86
$ 1.23 — 1.23	1,531,300	5.73	1.23		69,300	1.23
$ 1.25 — 1.77	1,574,694	3.02	1.98		1,348,080	1.46
$ 1.78 — 2.96	2,174,768	3.27	2.32		1,880,484	2.37

	6,100,972	3.96	$1.63	$3	3,605,330	$1.88	$3

The weighted average remaining contractual term for options exercisable as of April 30, 2009 is 2.72 years.

The aggregate intrinsic value for exercised share options was US$0 during the three months ended April 30, 2009 as no options were exercised during this period.

The aggregate intrinsic value in the preceding table represents the total pretax intrinsic value, based on Trintech’s closing share price of US$1.15 as of April 30, 2009, which would have been received by the option holders had all option holders exercised their options as of that date.

Valuation and expense information under SFAS 123R

The following table summarizes share-based compensation expense related to employee share options, and employee share purchases under SFAS 123R for the periods presented which was allocated as follows:

	Three months ended April 30,
	2009	2008
	(U.S. dollars in thousands)
Cost of revenues-license	$1	$1
Cost of revenues-services	5	12
Research and development	—	12
Sales and marketing	21	45
General and administrative	72	189

Total	$99	$259

The weighted-average estimated fair value of employee share options granted during the three months ended April 30, 2009 and 2008 was US$0.33 per share and US$0.55 per share, respectively, using the Black Scholes option-pricing model with the following weighted-average assumptions:

	April 30,
	2009	2008
Risk-free interest rate	1.85%	2.70%
Expected dividend yield	0%	0%
Expected volatility	0.7260	0.5108
Expected life (years)	4.6	4.6

The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. The dividend yield of zero is based on the fact that the Company has never paid cash dividends and has no current intention to pay cash dividends. Expected volatility is based on historical volatility of the Company’s shares over the period commensurate with the expected life of the options. The expected life of options granted is derived from historical data on employee exercise and post-vesting employment termination behavior. The Company used the straight-line method for expense attribution.

The expected dividend yield of zero is based on the fact that the Company has never paid cash dividends and has no present intention to pay cash dividends. Expected volatility is based on historical volatility of the Company’s shares over the period commensurate with the expected life of the options. The expected term of options granted is derived from historical data on employee exercise and post-vesting employment termination behavior. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. The Company uses the straight-line method for expense attribution.

The Company’s estimated option forfeiture rate in the three months ended April 30, 2009 and 2008, based on its historical option forfeiture experience, is approximately 3.8% and 2.2%, respectively. The Company will record additional expense if the actual option forfeitures are lower than estimated and will record a recovery of prior expense if the actual option forfeitures are higher than estimated.

The Company anticipates it will recognize an aggregate of US$1.1 million as compensation expense in fiscal years 2010 to 2013. This assumes there are no adjustments to compensation expense due to actual cancellations, modifications or new awards granted.

11.	Restructuring Charge

Due to the difficult business trading environment in the US in fiscal 2009, the Company established a restructuring plan in fiscal 2009 to rationalize, integrate and align the resources of the Company. This restructuring plan included workforce reductions and abandoning of excess lease facilities. The workforce reduction was designed to eliminate duplicate staff positions following the acquisition of the Movaris business and to enable the Company to better align the cost structure during the current economic downturn, which has adversely impacted revenues, elongated selling cycles, and delayed, suspended or reduced the demand for certain products. The lease facility reductions allow the Company to consolidate its workforce within the offices better matching their size and needs; it also is designed to allow the Company to match operational costs more closely with projected need levels. Prior to implementation of the restructuring plan, both the workforce and the facilities were larger than necessary for the Company’s level of business activity. The business environment had not significantly improved as we moved into fiscal 2010 and as a result the Company had additional workforce reductions of US$234,000 in the first quarter of fiscal 2010 of which US$226,000 was for the GRC segment and US$8,000 was for the Healthcare segment. The Company expects to incur US$25,000 in additional restructuring charges relating to workforce reductions in the GRC business in the second quarter of fiscal 2010. The cumulative amount of restructuring charges under this plan through April 30, 2009 was US$486,000.

The following table summarizes the Company’s restructuring activity for the three months ended April 30, 2009:

	Employee Severance and Benefits	Consolidation of Facilities and Operations	Total
	(U.S. dollars in thousands)
Restructuring provision at January 31, 2009	$6	$64	$70
Restructuring expense	234	—	234
Amounts paid	(240)	(64)	(304)

Restructuring provision at April 30, 2009	$—	$—	$—

12.	Segment Information

Operating segments are identified as components of an enterprise about which separate discrete financial information is available that is evaluated by the chief operating decision maker or decision making group to make decisions about how to allocate resources and assess performance in accordance with SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information” and related interpretations. The Company’s chief operating decision maker is the President. The Company split its operations between Payments and Governance, Risk and Compliance or GRC (formerly referred to as Funds Management Systems’ or FMS) prior to fiscal 2007. On September 1, 2006 the Company sold substantially all of the Payments business to VeriFone Holdings, Inc. As a result, the financial results reflect the Payments business/segment as a discontinued operation. All prior period statements, except the consolidated statements of cash flows, have been reclassified accordingly. The gain on sale is reflected in the fiscal 2007 and fiscal 2009 results.

In June 2006, the Company announced the formation of its Healthcare business group. In December 2006, the Company acquired substantially all of the assets and assumption of certain liabilities of Concuity, Inc., a private company specializing in technology solutions for the healthcare industry, for a total purchase cost of US$8.4 million.

Segment net income consists of total segment revenues offset only by expenses directly attributable to that segment. Depreciation and amortization of long-lived assets are allocated based on general cost allocations. Administrative expenses relating to the management and operation of a public company covering marketing, human resources, senior management, non-executive directors, professional fees, directors and officers insurance, facilities, acquisition related charges and other corporate costs are included in determining our consolidated operating income. However, these expenses are not allocated to the operating segments, and, therefore, are not included in segment net loss from continuing operations.

Three months ended April 30, 2009

(U.S. dollars in thousands)

	GRC	Healthcare	Segments Total	All Other	Consolidated Total
Revenues
License	$4,806	$—	$4,806	$—	$4,806
Service	2,926	1,433	4,359	—	4,359

Total revenues	7,732	1,433	9,165	—	9,165
Cost of sales	2,110	816	2,926	186	3,112

Gross profit	5,622	617	6,239	(186)	6,053
Operating expenses	4,377	798	5,175	1,339	6,514

Operating profit (loss)	1,245	(181)	1,064	(1,525)	(461)
Non-operating income, net	—	—	—	50	50

Net income (loss)	$1,245	$(181)	$1,064	$(1,475)	$(411)

Segment assets	$5,197	$1,443	$6,640	$47,377	$54,017

Segment goodwill	$20,277	$3,713	$23,990	$—	$23,990

Three months ended April 30, 2008

(U.S. dollars in thousands)

	GRC	Healthcare	Segments Total	All Other	Consolidated Total
Revenues
License	$4,898	$—	$4,898	$—	$4,898
Service	3,658	1,085	4,743	—	4,743

Total revenues	8,556	1,085	9,641	—	9,641
Cost of sales	2,173	557	2,730	228	2,958

Gross profit	6,383	528	6,911	(228)	6,683
Operating expenses	5,189	840	6,029	1,426	7,455

Operating profit (loss)	1,194	(312)	882	(1,654)	(772)
Non-operating income, net	—	—	—	284	284

Net income (loss)	$1,194	$(312)	$882	$(1,370)	$(488)

Segment assets	$7,791	$929	$8,720	$48,752	$57,472

Segment goodwill	$18,715	$3,818	$22,533	$—	$22,533

The Company only reports direct operating expenses under the control of the chief operating decision maker in the segmental information disclosed. The Company does not report indirect operating expenses, amortization, impairment, interest income (expense) and income taxes or identifiable assets by industry segment, other than capital expenditures, deferred costs and accounts receivable, to the President.

The following tables reconcile segment income before provision for income taxes to consolidated income (loss) before provision for income taxes and segment assets to consolidated total assets.

	Three months ended April 30,
	2009	2008
	(U.S. dollars in thousands)
Total income before taxes for reportable segments	$1,064	$882
Unallocated amounts:
Central overheads	(833)	(784)
Amortization	(593)	(611)
Share-based compensation	(99)	(259)
Interest income, net	25	118
Exchange gain, net	61	105

Loss before income taxes	(375)	(549)
Provision for income taxes	(36)	61

Net loss	$(411)	$(488)

Total assets for reportable segments as of April 30	$6,640	$8,720
Goodwill for reportable segments as of April 30	23,990	22,533
Intangible assets for reportable segments as of April 30	4,716	7,243
Unallocated amounts:
Cash and cash equivalents	16,913	16,486
Restricted cash	170	338
Prepaid expenses and other current assets	1,274	1,808
Net deferred tax asset	302	306
Property and equipment, net	12	38

Total assets as of April 30	$54,017	$57,472

The distribution of net revenues and long-lived assets by geographical area was as follows:

	Three months ended April 30,
	2009	2008
	(U.S. dollars in thousands)
Net Revenues:
United States of America	$8,280	$8,359
Europe	588	1,085
Rest of World	297	197

Total	$9,165	$9,641

	Three months ended April 30,
	2009	2008
	(U.S. dollars in thousands)
Long-Lived Assets:
United States of America	$13,553	$14,442
United Kingdom	40	39
Ireland	16,888	17,411

Total	$30,481	$31,892

13.	Recent Accounting Pronouncements

In April 2009, the FASB issued FSP No. 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies” (“FSP 141(R)-1”). FSP 141(R)-1 amends the provisions in Statement 141(R) for the initial recognition and measurement, subsequent measurement and accounting, and disclosures for assets and liabilities arising from contingencies in business combinations. The FSP eliminates the distinction between contractual and non-contractual contingencies, including the initial recognition and measurement criteria in Statement 141(R) and instead carries forward most of the provisions in SFAS 141 for acquired contingencies. FSP 141(R)-1 is effective for contingent assets and contingent liabilities acquired in business combinations for which the acquisition date is on or after January 1, 2009. We do not expect the adoption of FSP 141(R)-1 to have a material impact on our consolidated financial position, results of operations or cash flows.

In April 2009, the Financial Accounting Standards Board (“FASB”) issued FSP FAS No. 157-4, “Determining Fair Value When Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (FSP No. 157-4). FSP No. 157-4 provides guidance on how to determine the fair value of assets and liabilities when the volume and level of activity for the asset/liability has significantly decreased. FSP No. 157-4 also provides guidance on identifying circumstances that indicate a transaction is not orderly. In addition, FSP No. 157-4 requires disclosure in interim and annual periods of the inputs and valuation techniques used to measure fair value and a discussion of changes in valuation techniques. FSP No. 157-4 will be effective for the interim and annual reporting periods ending after June 15, 2009. The Company is currently evaluating the effect that the application of FSP No. 157-4 will have on its consolidated financial position, results of operations or cash flows.

In April 2009, the FASB issued FSP FAS No. 115-2 and FAS No. 124-2, “Recognition and Presentation of Other-Than-Temporary Impairment” (FSP No. 115-2/124-2) which: clarifies the interaction of the factors that should be considered when determining whether a debt security is other than temporarily impaired; provides guidance on the amount of an other-than-temporary impairment recognized in earnings and other comprehensive income; and expands the disclosures required for other-than-temporary impairments for debt and equity securities. FSP No. 115-2/124-2 will be effective for the interim and annual reporting periods ending after June 15, 2009. The Company is currently evaluating the effect that the application of FSP No. 115-2/124-2 will have on its consolidated financial position, results of operations or cash flows.

In April 2009, the FASB issued FSP FAS No. 107-1 and APB No. 28-1, “Interim Disclosure about Fair Value of Financial Instruments” (FSP No. 107-1/APB 28-1). FSP No. 107-1/APB 28-1 requires interim disclosures regarding the fair values of financial instruments that are within the scope of FAS 107, “Disclosures about the Fair Value of Financial Instruments.” Additionally, FSP No. 107-1/APB 28-1 requires disclosure of the methods and significant assumptions used to estimate the fair value of financial instruments on an interim basis as well as changes of the methods and significant assumptions from prior periods. FSP No. 107-1/APB 28-1 does not change the accounting treatment for these financial instruments and will be effective for the interim and annual reporting periods ending after June 15, 2009.

14.	Acquisition and Divestures

On February 1, 2006, the Company acquired substantially all the assets of Assurity Technologies, Inc., a privately held company in the U.S., for a total initial consideration of US$2.1 million and performance related cash consideration of US$3.1 million. The total purchase costs comprised US$2.0 million in cash, assumed liabilities of US$89,000, additional performance related payments of US$705,000 earned by the acquired business for fiscal 2007, US$1 million earned by the acquired business for fiscal 2008, US$1.3 million earned by the acquired business for fiscal 2009 and transaction costs of US$58,000. The fiscal 2007 performance related consideration of US$705,000 was paid in the quarter ended April 30, 2007. The fiscal 2008 performance related consideration of US$1 million was paid in the quarter ended April 30, 2008. The fiscal 2009 performance related consideration of US$1.3 million was partially paid in the quarter ended July 31, 2008 (US$352,000). The balance of the consideration was paid in the quarter ended April 30, 2009. These payments have resulted in an increase in the purchase price of the acquired business, and a corresponding increase in the goodwill recorded. The total purchase costs of US$5.2 million has been allocated, based on their respective fair values, to non-current assets (purchased technology and acquired customer base) of US$747,000, goodwill of US$4.4 million and net assets acquired of US$39,000. The acquisition was accounted for in accordance with SFAS No. 141. Accordingly, goodwill was not amortized. Non-current assets are being amortized on a straight-line basis over their estimated useful economic lives of two to five years. The assets, liabilities, and operating results of the acquired business have been included in the accompanying financial statements from the date of acquisition.

The Company completed the sale of its Payments business on September 1, 2006 to VeriFone Holdings, Inc. Under the terms of the agreement, VeriFone paid the Company US$12.1 million in cash for all the outstanding shares of a newly formed subsidiary which, prior to closing, held substantially all the assets and liabilities of the Payments business. The purchase price was subject to the following adjustments:

•

an escrow amount of US$2.0 million which was being held for a period of 18 months following the closing to cover claims that might arise under representations and warranties and certain other obligations provided in the share purchase agreement. In the quarter ended October 31, 2008, the Company reached agreement with VeriFone Holdings, Inc. on indemnification claims by VeriFone that were part of the escrow amount and received a final settlement of US$1 million (US$920,000, net of legal charges) and therefore nothing further is held in escrow.

•

the cash payment to VeriFone made on the date of sale by the Company of an amount equal to the remaining warranty provision (approximately US$2.2 million) which was related to intermittent failures experienced with certain hardware products deployed in the marketplace.

•	a negative working capital adjustment of US$315,000, which was paid in the quarter ended July 31, 2007.

On December 5, 2006, the Company announced the acquisition of substantially all of the assets and assumption of certain liabilities of Concuity, Inc., a private company specializing in technology solutions for the healthcare industry. The consideration comprised initial consideration of US$6.5 million and a performance based earn-out payable over two years, which comprised a guaranteed amount of US$2 million less offset for any claims against the seller. The Company paid the performance based earn-out of US$1.9 million, net of claims against the seller in the quarter ended April 30, 2009. These payments have resulted in an increase in the purchase price of the acquired business, and a corresponding increase in the goodwill recorded. The total purchase costs comprised US$5.5 million in cash, guaranteed performance related payment net of claims against the seller of US$1.9 million, assumed liabilities of US$658,000 (relating to deferred revenue balance only) and transaction costs of US$336,000. The total purchase costs of US$8.4 million, comprising the cash paid and related transaction costs, has been allocated, based on their respective fair values, to non-current assets (purchased technology, acquired customer base and trademarks and trade names) of US$4.9 million, goodwill of US$3.8 million and net liabilities assumed of US$331,000. The acquisition was accounted for in accordance with SFAS No. 141. Accordingly, goodwill was not amortized. Non-current assets are being amortized on a straight-line basis over their estimated useful economic lives of three to five years.

On February 14, 2008, the Company acquired the outstanding shares of Movaris, Inc., a privately held company in the U.S. for an initial consideration of US$8.8 million subject to final adjustment related to performance related contingent consideration. The Company will not be obligated to pay any performance related contingent consideration to the former shareholders of Movaris. The total purchase costs comprise US$7.1 million in cash, 507,765 Trintech American Depositary Shares (ADSs) amounting to US$1.3 million valued at the time of the closing of the acquisition and transaction costs of US$372,000. The ADSs were subject to a lock-up arrangement that expired on February 14, 2009. The initial total purchase costs of US$8.8 million has been allocated, based on their respective fair values, to non-current assets (purchased technology and acquired customer base) of US$3.3 million, goodwill of US$5.7 million and net liabilities assumed of US$240,000. The acquisition was accounted for in accordance with SFAS No. 141. Accordingly, goodwill was not amortized. Non-current assets are being amortized on a straight-line basis over their estimated useful economic lives of three to five years. The assets, liabilities, and operating results of the acquired business have been included in the accompanying financial statements from the date of acquisition.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition and results of operations should be read in conjunction with the Company’s condensed consolidated financial statements. The following discussion and analysis of financial condition, changes in financial condition and results of operations contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements about customer demand, plans and objectives of management and market growth and opportunity. The words “anticipate”, “believe”, “estimate”, “expect”, “forecast”, “intend”, “may”, “plan”, “project”, “predict”, “should” and “will” and similar expressions as they relate to the Company are intended to identify such forward-looking statements. These forward-looking statements involve risks and uncertainties that are difficult to predict. Actual results could differ materially from those indicated by such forward-looking statements as a result of risks set forth in the following discussion and those set forth in the section entitled “Factors That May Affect Future Results” appearing elsewhere in this report and in Trintech’s Form 20-F for the fiscal year ended January 31, 2009, filed with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update publicly any forward looking statements in this Form 6-K.

“Fiscal 2007” refers to the fiscal year ended January 31, 2007, ”fiscal 2008” refers to the fiscal year ended January 31, 2008, “fiscal 2009” refers to the fiscal year ended January 31, 2009, “fiscal 2010” refers to the fiscal year ending January 31, 2010, “fiscal 2011” refers to the fiscal year ending January 31, 2011, “fiscal 2012” refers to the fiscal year ending January 31, 2012, “fiscal 2013” refers to the fiscal year ending January 31, 2013 and “fiscal 2014” refers to the fiscal year ending January 31, 2014.

A.	Operating Results

Overview

We are a major international provider of integrated financial governance, transaction risk management, and compliance solutions for commercial, financial and healthcare markets worldwide. Our recognized expertise in reconciliation process management, financial data aggregation, revenue and cost cycle management, financial close, risk management and compliance enables customers to gain greater stability and control over their critical financial processes leading to better overall business performance. Over 600 organizations are realizing the benefits of Trintech’s configurable and highly scalable solutions every day to: improve performance through stronger management of the revenue cycle and disbursements; ensure the accuracy and integrity of financial data; identify and reduce transaction risk; improve the quality and timelines of financial reporting, and strengthen internal controls to support compliance requirements.

The Company operates in two segments: GRC and Healthcare (also known as Concuity).

The disclosure below reflects the results of operations from the continuing business.

GRC Business

GRC is primarily engaged in marketing and selling licenses for the Company’s financial governance, transaction risk management and compliance software and related maintenance, development and installation services. GRC includes the business of DataFlow which is engaged in the retrieval, processing, aggregation and delivery of all transaction data in daily bank statements. The GRC business generated revenues of US$7.7 million for the three months ended April 30, 2009. The GRC business has in excess of 575 customers.

Healthcare Business

The Healthcare division was formed in June 2006, to help healthcare providers, payers and financial institutions optimize the claim to payment transaction process, including transaction reconciliation and workflow management of exceptions. The Healthcare division primarily operates on a SaaS model. The Healthcare division generated revenues of approximately US$1.4 million for the three months ended April 30, 2009 and has in excess of 20 customers.

Revenues

The Company’s revenues are primarily derived from two sources:

License Revenues. Software license revenues, which represented 52% of total revenues for the three months ended April 30, 2009, is derived from license fees from the Company’s financial governance and transaction risk management software and the provision of related support and maintenance services to customers. Customer support and maintenance fees are established as a percentage of the software license price, typically ranging from 15% to 18% per year, and are generally paid annually. The Company also licenses it’s software on a hosted basis, where the Company hosts the software on the customer’s behalf.

Service Revenues. The Company derives service revenues, which represented 48% of total revenues for the three months ended April 30, 2009, from data delivery services, SaaS fees, consulting services, educational and training services, customization services and implementation services.

Total revenues from customers in the United States was US$8.3 million and US$8.4 million for the three months ended April 30, 2009 and 2008, respectively. This represented approximately 90% and 87% of the total revenues for the three months ended April 30, 2009 and 2008, respectively. Total revenues from customers in Europe were US$588,000 and US$1.1 million for the three months ended April 30, 2009 and 2008, respectively. This represented approximately 6% and 11% of total revenues for the three months ended April 30, 2009 and 2008, respectively. Total revenues from customers located in the rest of the world were US$298,000 and US$197,000 for the three months ended April 30, 2009 and 2008, respectively. This represented approximately 4% and 2% of total revenues for the three months ended April 30, 2009 and 2008, respectively.

Recurring revenues accounted for 70% of total revenues for the three months ended April 30, 2009 and were derived from the provision of annual license fees, transaction services, support and SaaS fees. Recurring revenues accounted for 60% of total revenues for the three months ended April 30, 2008.

Cost of Revenues

Cost of license revenues includes shipping, software documentation, labor, third-party license fees and other costs associated with the delivery of software products from which license revenues are derived, the cost of providing after-sale support and maintenance services to customers and the amortization of acquired technology costs. Cost of service revenues includes labor, travel and other non-recoverable costs associated with the delivery of services to customers.

The Company defers sales commission and implementation costs on Healthcare SaaS contracts. These deferred costs are separately disclosed in the accompanying consolidated balance sheets. The deferred commission amounts are amortized over the future revenue streams of the Healthcare SaaS customer contracts. Amortization of deferred commissions is included in sales and marketing expense in the accompanying consolidated statements of operations. The implementation costs incurred prior to revenue recognition are deferred and amortized over the remaining contract term which typically ranges from 24 months to 60 months. Amortization of deferred implementation costs is included in cost of service revenues in the consolidated statements of operations.

Operating Expenses

Research and development expenses consist primarily of labor and associated costs connected with the development of the Company’s software products. Sales and marketing expenses consist of labor costs, including commissions, travel and other costs associated with sales activity, and advertising, trade show participation, public relations and other marketing costs. General and administrative expenses consist primarily of labor and recruitment costs, facilities costs, telephone and other office costs and depreciation. Amortization of purchased intangible assets consists primarily of the amortization of acquired customer bases, recorded in connection with the Company’s acquisitions in fiscal 2004, fiscal 2007 and fiscal 2009.

Taxation

The Company operates as a holding company with operating subsidiaries in Ireland, the United Kingdom, the United States and two financing subsidiaries in the Cayman Islands. Each subsidiary is taxed based on the laws of the jurisdiction in which it is incorporated. Because taxes are incurred at the subsidiary level, and one subsidiary’s tax losses cannot be used to offset the taxable income of subsidiaries in other tax jurisdictions, the Company’s consolidated effective tax rate may increase to the extent that the Company reports tax losses in some subsidiaries and taxable income in others. In addition, the Company’s tax rate may also be affected by costs that are not deductible for tax purposes, such as amortization of purchased intangibles and share-based compensation.

The Company has significant operations, and generates a large majority of its taxable income, in the United States. It also has trading entities in the United Kingdom and the Republic of Ireland. Some of the Company’s Irish operating subsidiaries are taxed at rates substantially lower than U.S. tax rates. One Irish subsidiary currently qualifies for a 10% tax rate which, under current legislation, will remain in force until December 31, 2010. Another Irish subsidiary qualifies for an exemption from income tax as the Company’s revenue source is license fees from qualifying patents within the meaning of Section 234 of the Irish Taxes Consolidation Act, 1997. The Company currently anticipates that it will continue to benefit from this tax treatment, although the extent of the benefit could vary from period to period, and the Company’s tax situation may change. In addition, if these subsidiaries were no longer to qualify for these tax rates or if the tax laws were rescinded or changed, the Company’s operating results could be materially adversely affected.

Currencies

A portion of the Company’s revenues, costs, assets and liabilities are denominated in currencies other than the U.S. dollar, and all of our subsidiaries, other than our U.S. and Cayman Islands subsidiaries, have functional currencies other than the U.S. dollar. These currencies fluctuate significantly against the U.S. dollar. As a result of the currency fluctuations, primarily the U.S. dollar with the euro and the pound sterling, and the conversion to U.S. dollars for financial reporting purposes, we experience fluctuations in the Company’s operating results on an annual and a quarterly basis. As a result of such currency fluctuations, the Company recognized an exchange gain of US$61,000 in the three months ended April 30, 2009. From time to time the Company has in the past and may in the future hedge against the fluctuations in exchange rates. Future hedging transactions may not successfully mitigate losses caused by currency fluctuations. The Company expects to continue to experience exchange rate fluctuations on an annual and quarterly basis, and currency fluctuations could have a material adverse impact on the Company’s results of operations.

Share-based Compensation

The Company adopted the Statement of Accounting Standards No. 123(R) “Share-Based Payment” in the fiscal year beginning February 1, 2006 (“SFAS 123R”). The Company anticipates it will recognize an aggregate of US$1.0 million of share-based compensation in fiscal years 2010 to 2013. This assumes there are no adjustments to compensation expense due to actual cancellations, modifications or new awards granted. For the quarters ended April 30, 2009 and 2008, the share-based compensation charge has been allocated to the appropriate cost category in the Consolidated Statements of Operations as follows:

	Three months ended April 30,
	2009	2008
	(U.S. dollars in thousands)
Cost of revenues-license	$1	$1
Cost of revenues-services	5	12
Research and development	—	12
Sales and marketing	21	45
General and administrative	72	189

Total	$99	$259

Restructuring Charge

Due to the difficult business trading environment in the US in fiscal 2009, the Company established a restructuring plan in fiscal 2009 to rationalize, integrate and align the resources of the Company. This restructuring plan included workforce reductions and abandoning of excess lease facilities. The workforce reduction was designed to eliminate duplicate staff positions following the acquisition of the Movaris business and to enable the Company to better align the cost structure during the current economic downturn, which has adversely impacted revenues, elongated selling cycles, and delayed, suspended or reduced the demand for certain products. The lease facility reductions allow the Company to consolidate its workforce within the offices better matching their size and needs; it also is designed to allow the Company to match operational costs more closely with projected need levels. Prior to implementation of the restructuring plan, both the workforce and the facilities were larger than necessary for the Company’s level of business activity. The business environment had not significantly improved as we moved into fiscal 2010 and as a result the Company had additional workforce reductions of US$234,000 in the first quarter of fiscal 2010 of which US$226,000 was for the GRC segment and US$8,000 was for the Healthcare segment. The Company expects to incur US$25,000 in additional restructuring charges relating to workforce reductions in the GRC business in the second quarter of fiscal 2010. The cumulative amount of restructuring charges under this plan through April 30, 2009 was US$486,000.

Acquisition and Divesture History

On February 1, 2006, the Company acquired substantially all the assets of Assurity Technologies, Inc., a privately held company in the U.S., for a total initial consideration of US$2.1 million and performance related cash consideration of US$3.1 million. The total purchase costs comprised US$2.0 million in cash, assumed liabilities of US$89,000, additional performance related payments of US$705,000 earned by the acquired business for fiscal 2007, US$1 million earned by the acquired business for fiscal 2008, US$1.3 million earned by the acquired business for fiscal 2009 and transaction costs of US$58,000. The fiscal 2007 performance related consideration of US$705,000 was paid in the quarter ended April 30, 2007. The fiscal 2008 performance related consideration of US$1 million was paid in the quarter ended April 30, 2008. The fiscal 2009 performance related consideration of US$1.3 million was partially paid in the quarter ended July 31, 2008 (US$352,000). The balance of the consideration was paid in the quarter ended April 30, 2009. These payments have resulted in an increase in the purchase price of the acquired business, and a corresponding increase in the goodwill recorded. The total purchase costs of US$5.2 million has been allocated, based on their respective fair values, to non-current assets (purchased technology and acquired customer base) of US$747,000, goodwill of US$4.4 million and net assets acquired of US$39,000. The acquisition was accounted for in accordance with SFAS No. 141. Accordingly, goodwill was not amortized. Non-current assets are being amortized on a straight-line basis over their estimated useful economic lives of two to five years. The assets, liabilities, and operating results of the acquired business have been included in the accompanying financial statements from the date of acquisition.

The Company completed the sale of its Payments business on September 1, 2006 to VeriFone Holdings, Inc. Under the terms of the agreement, VeriFone paid the Company US$12.1 million in cash for all the outstanding shares of a newly formed subsidiary which, prior to closing, held substantially all the assets and liabilities of the Payments business. The purchase price was subject to the following adjustments:

•

an escrow amount of US$2.0 million which was being held for a period of 18 months following the closing to cover claims that might arise under representations and warranties and certain other obligations provided in the share purchase agreement. In the quarter ended October 31, 2008, the Company reached agreement with VeriFone Holdings, Inc. on indemnification claims by VeriFone that were part of the escrow amount and received a final settlement of US$1 million (US$920,000, net of legal charges) and therefore nothing further is held in escrow.

•

the cash payment to VeriFone made on the date of sale by the Company of an amount equal to the remaining warranty provision (approximately US$2.2 million) which was related to intermittent failures experienced with certain hardware products deployed in the marketplace.

•	a negative working capital adjustment of US$315,000, which was paid in the quarter ended July 31, 2007.

On December 5, 2006, the Company announced the acquisition of substantially all of the assets and assumption of certain liabilities of Concuity, Inc., a private company specializing in technology solutions for the healthcare industry. The consideration comprised initial consideration of US$6.5 million and a performance based earn-out payable over two years, which will comprise a guaranteed amount of US$2 million less offset for any claims against the seller. The Company paid the performance based earn-out of US$1.9 million, net of claims against the seller in the quarter ended April 30, 2009. These payments have resulted in an increase in the purchase price of the acquired business, and a corresponding increase in the goodwill recorded. The total purchase costs comprised US$5.5 million in cash, guaranteed performance related payment net of claims against the seller of US$1.9 million, assumed liabilities of US$658,000 (relating to deferred revenue balance only) and transaction costs of US$336,000. The total purchase costs of US$8.4 million, comprising the cash paid and related transaction costs, has been allocated, based on their respective fair values, to non-current assets (purchased technology, acquired customer base and trademarks and trade names) of US$4.9 million, goodwill of US$3.8 million and net liabilities assumed of US$331,000. The acquisition was accounted for in accordance with SFAS No. 141. Accordingly, goodwill was not amortized. Non-current assets are being amortized on a straight-line basis over their estimated useful economic lives of three to five years.

On February 14, 2008, the Company acquired the outstanding shares of Movaris, Inc., a privately held company in the U.S. for an initial consideration of US$8.8 million subject to final adjustment related to performance related contingent consideration. The Company will not be obligated to pay any performance related contingent consideration to the former shareholders of Movaris. The total purchase costs comprise US$7.1 million in cash, 507,765 Trintech American Depositary Shares (ADSs) amounting to US$1.3 million valued at the time of the closing of the acquisition and transaction costs of US$372,000. The ADSs were subject to a lock-up arrangement that expired on February 14, 2009. The initial total purchase costs of US$8.8 million has been allocated, based on their respective fair values, to non-current assets (purchased technology and acquired customer base) of US$3.3 million, goodwill of US$5.7 million and net liabilities assumed of US$240,000. The acquisition was accounted for in accordance with SFAS No. 141. Accordingly, goodwill was not amortized. Non-current assets are being amortized on a straight-line basis over their estimated useful economic lives of three to five years. The assets, liabilities, and operating results of the acquired business have been included in the accompanying financial statements from the date of acquisition.

Critical Accounting Policies and Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying footnotes. Actual results may differ from these estimates under different assumptions or conditions. The Company believes the following critical accounting policies affect the more significant judgments and estimates used in the preparation of the Company’s financial statements.

Revenue recognition. The Company’s revenues are derived from license fees and charges for services.

The Company recognizes license revenues in accordance with the Securities and Exchange Commission’s Staff Accounting Bulletins (SAB) No. 101, “Revenue Recognition in Financial Statements”, as amended by SAB No. 104 “Revenue Recognition”, issued by the staff of the SEC in December 2003, the American Institute of Certified Public Accountants’ Statement of Position (“SOP”) 97-2, “Software Revenue Recognition”, as amended by SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions”. For license arrangements that do not require significant production, modification or customization of the software, the Company recognizes license revenues when: (1) persuasive evidence of an arrangement with a customer exists; (2) delivery to the customer has occurred; (3) the fee to be paid by the customer is fixed or determinable; and (4) collection is probable.

If the license fee due from the customer is not fixed or determinable, revenues are recognized as payment becomes due, assuming all other revenue recognition criteria have been met. We assess whether fees are fixed or determinable at the time of sale and recognize revenues if all other revenue recognition requirements are met. Our standard payment terms are net 30; however, terms may vary based on the country in which the agreement is executed. Payments that are due within six months are generally deemed to be fixed or determinable based on our successful collection history on such arrangements, and thereby satisfy the required criteria for revenue recognition. If collection of the fees from the customer is not considered probable, revenue is recognized when the fee is collected. Revenue arrangements with resellers are recognized, net of fees, when persuasive evidence is received that the reseller has sold the products to an end user customer and all other revenue recognition criteria are met.

SOP 97-2, as amended, generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair values of the elements. Revenue recognized from multiple-element arrangements is allocated to various elements of the arrangement based on the relative fair values of the elements specific to the Company. The Company’s determination of fair value of each element in multi-element arrangements is based on vendor-specific objective evidence (“VSOE”). The Company limits its assessment of VSOE for each element to either the price charged when the same element is sold separately or the price established by management, having the relevant authority to do so, for an element not yet sold separately.

If evidence of fair value of all undelivered elements exists but evidence does not exist for one or more delivered elements, then revenue is recognized using the residual method. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue.

Revenue allocated to maintenance and support is recognized ratably over the maintenance term, typically one year. Revenue allocated to implementation, training and other service elements is recognized as the services are performed. The Company obtains VSOE for maintenance from substantive renewal rates based on consistent percentages of the license fee.

Service revenues are derived mainly from implementation, training, SaaS and hosting services. Implementation and training services are provided primarily on a time and materials basis for which revenues is recognized in the period that the services are provided.

Arrangements that include services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. When services are not considered essential, the revenue allocable to the software services is recognized as the services are performed. Only the company’s discontinued operations for fiscal 2007 had contracts where services were considered essential to the functionality of the software and the amount of revenue recognized was based on the total license and service fees under the agreement and the percentage of completion achieved. The revenue was allocated to license and service revenue based on the fair value of the service portion with the residual value allocated to the license portion of the arrangement. The percentage of completion is measured by monitoring progress using records of actual time incurred to date in the project compared to the total estimated project requirements, which corresponds to the costs related to earned revenues. Estimates of total project requirements are based on prior experience of customization of similar software and delivery of similar services and are reviewed and updated regularly by management. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. No such estimated losses were identified in any of the periods presented.

The Company also offers hosting arrangements. With hosting arrangements the Company installs and runs software applications through its own or third-party’s servers giving customers access to the application via the internet or a dedicated line. We consider the applicability of Emerging Issues Task Force (EITF) No. 00-03, “Application of SOP 97-2 to arrangements that include the right to use software stored on another entity’s hardware” on a contract-by-contract basis. Hosting arrangements are within the scope of SOP 97-2 if the customer has the contractual right to take possession of the software at any time during the hosting period without significant penalty and it is feasible for the customer to either run the software on its own hardware or contract with another party unrelated to the vendor to host the software without significant penalty. Assuming all other revenue recognition criteria have been met, and VSOE has been established for the hosting element, revenue is recognized on the portion of the fee attributable to the license on delivery, while the portion of the fee related to the hosting element would be recognized ratably as the service is provided.

In SaaS term-based arrangements, where the customer does not have the contractual right to take possession of software, SaaS fees are recognized on a monthly basis over the term of the contract commencing when the customer has access to the software. For SaaS arrangements, we evaluate whether each of the elements in these arrangements represents a separate unit of accounting, as defined by EITF 00-21, using all applicable facts and circumstances, including whether (i) we sell or could readily sell the element unaccompanied by the other elements, (ii) the element has stand-alone value to the customer, (iii) there is objective reliable evidence of the fair value of the undelivered item, and (iv) there is a general right of return. Revenues from our SaaS operations are recognized in accordance with SAB 104, generally over the term of the contract. SaaS agreements are generally one to five years in duration and provide for quarterly billing. Revenues related to the customer’s initial set up and implementation that we determine not to have a stand-alone value to the customer are deferred and subsequently recognized over the expected term of the SaaS agreement.

Allowance for doubtful accounts. The allowance for doubtful accounts receivable is based on the Company’s assessment of the collectability of specific customer accounts and the aging of accounts receivable. The Company maintains an allowance for doubtful accounts at an amount the Company estimates to be sufficient to provide for actual losses resulting from collecting less than full payment on our receivables. A considerable amount of judgment is required when the Company assesses the realizability of receivables, including assessing the probability of collection and the current credit-worthiness of each customer. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, an additional provision for doubtful accounts might be required. In cases where we are aware of circumstances that may impair a specific customer’s ability to meet its financial obligations, the Company records a specific allowance against amounts due, and thereby reduces the net recognized receivable to the amount we reasonably believe will be collected.

Accounting for Income Taxes. Deferred income taxes are recognized based on temporary timing differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using the statutory tax rates and laws expected to apply to taxable income in the years in which temporary differences are expected to reverse. Valuation allowances are provided against the gross deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income and the timing of the temporary differences becoming deductible. Management considers, among other available information, scheduled reversals of deferred tax liabilities, projected future taxable income and other matters in making this assessment.

Significant judgment is required in determining our worldwide income tax provision. Although we believe that our estimates are reasonable, no assurance can be given that the final tax outcome of these matters will not be different from that which is reflected in our historical income tax provisions and accruals. Such differences could have a material effect on our income tax provision and net income in the period in which such determination is made.

The amount of income taxes we pay is subject to ongoing audits by federal, state and foreign tax authorities, which often result in proposed assessments. Our estimate for the potential outcome for any uncertain tax issue is highly judgmental. We believe we have adequately provided for any reasonably foreseeable outcome related to these matters. However, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved or when statutes of limitation on potential assessments expire. As a result, our effective tax rate may fluctuate significantly on a quarterly basis.

Impairment of Non-current Assets and Goodwill. The Company periodically assesses the impairment of long-lived assets, including identifiable intangibles and related goodwill, in accordance with the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets”. An impairment review is performed on an annual basis or whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

Factors the Company considers important which could trigger an impairment review include, but are not limited to, (1) significant under performance relative to historical or expected operating results, (2) significant changes in the manner of use of the acquired assets or the strategy for the Company’s overall business, (3) significant negative industry or economic trends, (4) a significant decline in the Company’s share price for a sustained period, and (5) the Company’s market capitalization relative to net book value. When the Company determines that the carrying value of goodwill may not be recoverable, the Company tests for impairment using a projected discounted cash flow model with a discount rate commensurate with the risk inherent in the Company’s current business model.

No goodwill impairments were recognized for fiscal 2007, 2008 and 2009.

The Company also assesses the impairment of long-lived assets, in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” on a periodic basis. SFAS No. 144 superseded SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of” and the accounting and reporting provisions of Accounting Principles Board Opinion No. 17, (APB 17), “Intangible Assets”. For the purpose of SFAS No. 144, impairment is the condition that exists when the carrying value of a long-lived asset exceeds its fair value. An impairment loss shall be recognized only if the carrying amount of a long-lived asset is not recoverable and exceeds its fair value.

Factors the Company considers important which could trigger an impairment review include, but are not limited to, (1) increased customer competition, (2) significant changes in the manner of use of the acquired assets or the strategy for the Company’s overall business and (3) significant negative industry or economic trends. When the Company determines that an impairment review of other long-lived intangible assets is required, the Company tests for impairment using a projected undiscounted cash flow model.

No impairments of long-lived assets were recognized for fiscal 2007, 2008 and 2009.

Legal contingencies. The Company is occasionally involved in various claims and legal proceedings. Periodically, the Company reviews the status of each significant matter and assesses the Company’s potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be estimated, the Company accrues a liability for the estimated loss. Because of uncertainties related to these matters, accruals are based only on the best information available at the time. As additional information becomes available, the Company reassesses the potential liability related to the Company’s pending claims and litigation and may revise the Company’s estimates. Such revisions in the estimates of the potential liabilities could have a material impact on the Company’s results of operations and financial position.

Quarterly Results of Operations

The following table presents the Company’s results of operations expressed as a percentage of total revenues, after giving effect to rounding, for the periods indicated:

	Three months ended April 30,
	2009	2008
Revenues:
License	52%	51%
Service	48%	49%

Total revenues	100%	100%
Cost of revenues:
License	6%	5%
Amortization of purchased technology	2%	2%
Service	26%	24%

Total cost of revenues	34%	31%

Gross margin	66%	69%

Operating expenses:
Research and development	16%	15%
Sales and marketing	25%	32%
General and administrative	23%	26%
Restructuring charge	3%	—
Amortization of purchased intangible assets	4%	4%

Total operating expenses	71%	77%

Loss from operations	(5)%	(8)%

Interest income, net	0%	1%
Exchange gain, net	1%	1%

Loss before provision for income taxes	(4)%	(6)%
Provision for income taxes	0%	1%

Net loss	(4)%	(5)%

Three months ended April 30, 2009 compared to three months ended April 30, 2008.

Revenues	Three months ended April 30, 2009	Three months ended April 30, 2008	Decrease from prior period	Percentage change from prior period
	(U.S. dollars in thousands)
License	4,806	4,898	(92)	(2)%
Service	4,359	4,743	(384)	(8)%

Total Revenues	9,165	9,641	(476)	(5)%

Total Revenues. In the three months ended April 30, 2009, there were three customers who collectively accounted for 12% of the Company’s total revenues. In the three months ended April 30, 2008, there were three customers who collectively accounted for 11% of the Company’s total revenues. There were no customers who individually accounted for more than 10% of total revenues in either period.

License. The decrease in license revenues in the three months ended April 30, 2009 compared to the corresponding period in the prior year was primarily due to weaker GRC new license sales in the quarter in the US and European markets due to economic uncertainty in these markets negatively impacting our normal sales cycles with customers becoming more cautious, procurement processes lengthening and general uncertainty creating significant challenges to close new business. The fall in new or non recurring license revenues was partially offset by stronger recurring maintenance revenues from existing customers.

Service. The decrease in service revenues in the three months ended April 30, 2009 compared to the corresponding period in prior year was primarily due to a fall in revenues from our GRC business in the US and European markets which was partially offset by increased SaaS services in our Healthcare business in the US.

Three months ended April 30, 2009 compared to three months ended April 30, 2008.

Cost of Revenues	Three months ended April 30, 2009	Three months ended April 30, 2008	Increase (decrease) from prior period	Percentage change from prior period
	(U.S. dollars in thousands)
License	556	498	58	12%
Amortization of purchased technology	181	216	(35)	(16)%
Service	2,375	2,244	131	6%

Total Cost of Revenues	3,112	2,958	154	5%

Total Cost of Revenues. Total revenues decreased by 5% in the quarter ended April 30, 2009 compared to the corresponding period last year, whereas the total cost of revenues increased by 5%. This had the effect of decreasing gross margin by 3% compared to the corresponding period last year.

License. The increase in the cost of license revenues in absolute dollars and in percentage terms in the quarter ended April 30, 2009 compared to the corresponding period in the prior year was due to increased salary costs associated with the delivery of maintenance services. The cost of license revenues as a percentage of license revenues was 12% for the quarter ended April 30, 2009 compared to 10% for the quarter ended April 30, 2008.

Amortization of purchased technology. The decrease in amortization of purchased technology was due to technology relating to the Assurity acquisition being fully amortized at the end of fiscal 2009.

Service. Cost of service increased in absolute terms and in percentage terms compared to the cost of service revenues in the corresponding period in the prior year. These costs represented 54% of service revenues in the quarter ended April 30, 2009 compared to 47% in the corresponding period in the prior year. The increase was primarily due to increased costs related to the Healthcare business associated with the provision of additional SaaS services.

Three months ended April 30, 2009 compared to three months ended April 30, 2008.

Operating Expenses	Three months ended April 30, 2009	Three months ended April 30, 2008	Decrease from prior period	Percentage change from prior period
	(U.S. dollars in thousands)
Research and Development	1,486	1,492	(6)	0%
Sales and Marketing	2,236	3,079	(843)	(27)%
General and Administrative	2,146	2,489	(343)	(14)%

Research and Development. There was no significant change in research and development expenses for the three months ended April 30, 2009 compared to the corresponding period last year.

Sales and Marketing. The decrease in sales and marketing expenses for the three months ended April 30, 2009 compared to the corresponding period last year was due to reduction in salaries and benefits due to reduction in headcount, reduced travel, commission and marketing expenses and the impact of a stronger dollar against the pound sterling which reduced our pound sterling expenses in reported dollar terms.

General and Administrative. The decrease in general and administrative expenses for the three months ended April 30, 2009 compared to the corresponding period last year was primarily due to the reduction in occupancy costs for our Dallas, Dublin and San Jose offices, a decrease in travel expenses and the impact of a stronger dollar against the euro which reduced our euro expenses in reported dollar terms.

Amortization of purchased intangible assets. Amortization of purchased intangible assets consists primarily of the amortization of acquired customer bases, recorded in connection with the Company’s acquisitions in fiscal 2004, fiscal 2007 and fiscal 2009. The increase in amortization of purchased technology was due to additional amortization relating to the Movaris acquisition in the three months ended April 30, 2009. There was an additional 13 days expensed in the three months ended April 30, 2009 because the Movaris acquisition date was February 14, 2008 in the prior year.

Interest Income, Net. Interest income, net consists of interest income and interest expense. Interest income, net decreased to US$25,000 in the three months ended April 30, 2009 compared to US$118,000 in the three months ended April 30, 2008. The decrease was due to lower deposit balances and lower US interest rates compared to the corresponding period in the prior year.

Provision for Income Taxes. Provision for income taxes was US$36,000 for the three months ended April 30, 2009 compared to US$61,000 (credit) for the three months ended April 30, 2008. During the three months ended April 30, 2009, the Company recorded a US$36,000 expense relating to US state taxes. During the three months ended April 30, 2008, the Company recorded a deferred tax asset and tax credit of US$92,000 relating to US net operating losses incurred during that period. This tax credit was partially offset by a provision for income taxes of US$31,000for state taxes payable in the US and income taxes payable in the UK tax jurisdiction.

B. Liquidity and Capital Resources

As of April 30, 2009, the Company had net working capital of US$9.1 million, including cash and cash equivalents totaling US$16.9 million.

Summary Cash flow for the three months ended April 30, 2009 compared to the three months ended April 30, 2008.

	Three months ended April 30,
	2009	2008
	(U.S. dollars in thousands)
Cash and cash equivalents at the beginning of period	17,363	23,766
Net cash provided by operating activities	1,254	1,010
Net cash used in investing activities	(2,887)	(8,458)
Net cash provided by financing activities	1,145	30
Effect of exchange rate changes on cash and cash equivalents	38	138
Cash and cash equivalents at the end of period	16,913	16,486

Net cash provided by operating activities was US$1.3 million and US$1.0 million in the three months ended April 30, 2009 and 2008. In the quarter ended April 30, 2009, net cash provided by operating activities resulted after adjusting loss on operations for depreciation, amortization of intangible assets and share-based compensation to US$448,000 and a decrease in working capital of US$806,000. Net cash provided by operating activities in the three months ended April 30, 2008 resulted after adjusting loss on operations for depreciation, amortization of intangible assets and share-based compensation to US$584,000 and a decrease in working capital of US$426,000.

Net cash used in investing activities in the three months ended April 30, 2009 comprised payments relating to the performance based final earn-out payments relating to the Assurity and Concuity acquisition of US$1 million and US$1.9 million, respectively and capital expenditure of US$17,000. Net cash used in investing activities in the three months ended April 30, 2008 comprised payments relating to the acquisition of the Movaris business of US$7.3 million, earn-out payments relating to the Assurity business of US$1 million and capital expenditure of US$121,000.

Net cash provided by financing activities for the three months ended April 30, 2009 consisted of a decrease in restricted cash deposits of US$1.1 million, proceeds from the issuance of the Company’s ordinary shares of US$41,000 arising from the exercise of share options which was partially offset by principal payments on capital leases of US$39,000. The decrease in restricted cash deposits was due to the payment of the final earn-out payment relating to the Assurity acquisition, mentioned above and the release of collateral placed against an existing US line of credit, mentioned in note 3.Net cash provided by financing activities for the three months ended April 30, 2008 consisted of proceeds from the issuance of the Company’s ordinary shares of US$65,000 arising from the exercise of share options which was partially offset by principal payments on capital leases of US$35,000.

In July 2008, the Company’s shareholders approved an agreement between First Analysis Securities Corporation and the Company, which gives the board the authority to engage in the repurchase of the Company’s outstanding ordinary shares. Under the program, up to US$5.0 million of the Company’s ordinary shares could be acquired by purchasing American Depositary Shares on the open market, or in negotiated or block trades. The Company did not repurchase any shares during the quarter ended April 30, 2009. As of April 30, 2009 approximately US$2.8 million remained available for future repurchases under this program.

As of April 30, 2009, contractual obligations relating to the lease commitments on the Company’s facilities totaled US$4.9 million, payable through fiscal 2014. The Company has estimated it will incur US$3.8 million in net payments over the remaining period of the leases of which US$674,000 will be paid in fiscal 2010 and US$3.1 million thereafter.

As of April 30, 2009, the Company had no material commitments for capital expenditures or strategic investments.

The Company’s future liquidity and capital requirements will depend upon numerous factors, including the cost and timing of future acquisitions, expansion of product development efforts and the success of these development efforts, the cost and timing of expansion of sales and marketing activities, the extent to which the Company’s existing and new products gain market acceptance, market developments, the level and timing of license revenues and available borrowings under line of credit arrangements.

The Company believes that funds available under the Company’s credit facility and cash and cash equivalents on hand will be sufficient to meet the Company’s projected working capital requirements for at least the next 12 months. However, the underlying assumed levels of revenues and expenses may prove to be inaccurate. We may be required to finance any additional requirements within the next 12 months or beyond through additional equity, debt financings or credit facilities. We may not be able to obtain additional financings or credit facilities, or if these funds are available, they may not be available on satisfactory terms. If funding is insufficient at any time in the future, we may be unable to develop or enhance the Company’s products or services, take advantage of business opportunities or respond to competitive pressures. If we raise additional funds by issuing equity securities, dilution to existing shareholders will result.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company’s investment policy requires us to invest funds in excess of current operating requirements in marketable securities such as commercial paper, corporate bonds and U.S. government agency fixed income securities. As stated in the Company’s investment policy, we are averse to principal loss and seek to ensure the safety and preservation of invested funds by limiting default and market risks. We mitigate default risk by investing in only investment-grade securities.

As of April 30, 2009, the Company’s cash and cash equivalents consisted primarily of highly liquid investments with maturity of three months or less. We have concluded that this does not result in any material market risk exposure.

Interest rate risk

Our interest expenses and income are sensitive to changes in interest rates, as all of our cash reserves are subject to interest rate changes. Excess liquidity is invested in short-term interest-bearing investments. Such short-term interest-bearing investments consist primarily of commercial paper. As of April 30, 2009, there were no outstanding short-term loans and there were no outstanding borrowings under our revolving lines of credit or our short-term credit facilities. We believe we are subject to short-term interest rate risk on our short-term investments which we do not expect to be material.

Foreign exchange risk management

Due to the Company’s multinational operations, the Company’s business is subject to fluctuations based upon changes in the exchange rates between the currencies in which we collect revenues or pay expenses and the US dollar. In particular, the value of the US dollar to the euro and the pound sterling impacts the Company’s operating results.

Our operations are exposed to foreign exchange risk arising from cash flows and financial instruments that are denominated in currencies other than our reporting currency or the relevant subsidiary conducting the business. The purpose of our foreign currency management is to manage the effect of exchange rate fluctuations on certain foreign currency denominated revenues, costs and eventual cash flows and on foreign currency denominated assets and liabilities.

The terms of currency instruments used for hedging purposes are consistent with the timing of the transactions being hedged. We do not use derivative financial instruments for trading or speculative purposes. We use derivative financial instruments, such as forward exchange contracts, to hedge certain forecasted foreign currency denominated transactions expected to occur within the next 12 months. As a policy we only hedge anticipated foreign currency sales and purchase transactions for which we have a firm commitment to a customer or supplier. As of April 30, 2009, the Company had three forward exchange contract maturing by June 2009 to sell US$504,000 and receive euro in return. These derivative instruments are recorded at fair value and changes in fair value are recorded in earnings under exchange gain, net in the consolidated statement of operations. The aggregate fair value of the contracts as of April 30, 2009 was positive US$24,000.

The table below provides information about the derivative financial instruments we have entered into that are sensitive to foreign currency exchange rates. The table presents fair values, notional amounts (at the contract exchange rates) and the weighted-average contractual foreign currency exchange rates.

Foreign Currency Risk	Contract Notional Amounts Expected Maturity Date 2009	Fair Value as of April 30, 2009	Weighted- average Contractual Exchange Rate
	(U.S. dollars in thousands)
Derivatives used to manage anticipated cash flows
(Receive euro, Sell U.S. dollars)	504	24	1.2844

Based on the nature and current levels of the Company’s investments and debt, the Company has concluded that there is no material market risk exposure.

Employees

We employed the following numbers of employees as of April 30, 2009 and 2008:

	As of April 30,
	2009	2008
Research and development	33	39
Professional and support services	104	119
Sales and marketing	49	57
Administration	30	29

Total	216	244

Of the Company’s total number of employees, as of April 30, 2009, 22 are located in Europe and 194 are located in North America. The decrease in employee headcount was primarily due to restructuring which was required to eliminate duplicate staff positions following the acquisition of the Movaris business and to enable the Company to better align its cost structure during the current economic downturn.

None of the Company’s employees are represented under collective bargaining agreements.

LEGAL PROCEEDINGS

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. Neither we nor any of our consolidated subsidiaries are a party to any litigation or arbitration proceedings which could have, or during the last two fiscal years has had, a material adverse effect on our business, financial condition or results of operations.

Pending and future litigation involving the Company’s business, whether as plaintiff or defendant, regardless of the outcome, may result in substantial costs and expenses to the Company’s business and significant diversion of effort by the Company’s technical and management personnel. In addition, litigation, either instituted by or against the Company’s business, may be necessary to resolve issues that may arise from time to time in the future.

Furthermore, the Company’s efforts to protect the Company’s intellectual property through litigation may not prevent duplication of the Company’s technology or products. Any such litigation could have a material adverse effect upon the Company’s business, financial condition or results of operations.

There has been substantial litigation in the technology industry regarding rights to intellectual property, and the Company’s business is subject to the risk of claims against it for alleged infringement of the intellectual property rights of others. In addition, the existence of any such claim by a third party may not become known to us until well after we have committed significant resources to the development of a potentially infringing product. From time to time, we have received claims that we have infringed third parties’ intellectual property rights, and there is no assurance that third parties will not claim infringement by us in the future. Any such claims, whether with or without merit, could be time-consuming, result in costly litigation and damage to our reputation, cause product shipment delays, or require us to enter into royalty or licensing agreements, any of which could have a material adverse effect on the Company’s business, financial condition and results of operations. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us, or at all.

FACTORS THAT MAY AFFECT FUTURE RESULTS

In addition to the other factors identified in this Report on Form 6-K, the following risk factors could materially and adversely affect the Company’s future operating results, and could cause actual events to differ materially from those predicted in the Company’s forward looking statements relating to its business.

Conditions and changes in the national and global economic and political environments may adversely affect our business and financial results.

Adverse economic conditions in markets in which we operate can harm our business. Recently, economic conditions and financial markets have become increasingly negative, and global financial markets have experienced a severe downturn stemming from a multitude of factors, including adverse credit conditions impacted by the sub-prime mortgage and general credit crisis, slower economic activity, concerns about deflation, increased energy costs, decreased consumer confidence, reduced corporate profits and capital spending, adverse business conditions and liquidity concerns and other factors. The U.S economy and many other economies around the world are currently in recession. During challenging economic times and in tight credit markets, many customers may delay or reduce technology purchases. This could result in reductions in sales of our products, longer sales cycles, difficulties in collection of accounts receivable, slower adoption of new technologies and increased price competition. In addition, weakness in the end-user market could negatively affect the cash flow of our distributors and resellers who could, in turn, delay paying their obligations to us. This would increase our credit risk exposure and cause delays in our recognition of revenues on future sales to these customers. Specific economic trends, such as softness in corporate information technology spending, could have a more direct impact on our business. Any of these events would likely harm our business, operating results, cash flows and financial condition.

We will depend on sales of our financial governance, transaction risk management, and compliance software and services to customers located in the United States for a large majority of our total revenues.

A large majority of our total revenues will be derived from the sale of our financial governance, transaction risk management, and compliance products and services. We have historically marketed these products primarily in the United States, which is currently in recession. For the three months ended April 30, 2009, U.S. customers accounted for 90% of our group revenues. Any material reduction in demand for our products and services in the United States would adversely affect our business, financial condition and results of operations.

Our businesses collect, use and retain personal customer information and enable customer transactions, which presents security risks, requires us to incur expenses and could harm our business.

A number of our businesses collect, use and retain large amounts of personal customer information, including credit card numbers, bank account numbers and passwords, personal and business financial data, social security numbers and other payroll information. These businesses also enable customers to perform various transactions. In addition, we collect and maintain personal information of our employees in the ordinary course of our business. Some of this personal customer and employee information is held by, and some transactions are executed by, third parties. We and our vendors use commercially available security technologies to protect transactions and personal information. We use security and business controls to limit access and use of personal information. However, a third party may be able to circumvent these security and business measures, and errors in the storage, use or transmission of personal information could result in a breach of customer or employee privacy or theft of assets. We employ contractors and temporary and seasonal employees who may have access to the personal information of customers and employees or who may execute transactions in the normal course of their duties. While we conduct background checks of these individuals and limit access to systems and data, it is possible that one or more of these individuals could circumvent these controls, resulting in a security breach. The ability to execute transactions and the possession and use of personal information in conducting our business subjects us to legislative and regulatory burdens that could require notification of a security breach, restrict our use of personal information and hinder our ability to acquire new customers or market to existing customers. We have incurred and will continue to incur significant expenses to comply with mandatory privacy and security standards and protocols imposed by law, regulation, industry standards or contractual obligations.

A major breach of our security measures or those of third parties that execute transactions or hold and manage personal information could have serious negative consequences for our businesses, including possible fines, penalties and damages, reduced customer demand for our services, harm to our reputation and brands, further regulation and oversight by federal or state agencies, and loss of our ability to provide financial transaction services or accept and process customer credit card orders or tax returns. From time to time, we detect, or receive notices from customers or public or private agencies that they have detected, vulnerabilities in our software or in third-party software components that are distributed with our products. The existence of vulnerabilities, even if they do not result in a security breach, can harm customer confidence and require substantial resources to address, and we may not be able to discover or remediate such security vulnerabilities before they are exploited. Although we have sophisticated network and application security, internal control measures, and physical security procedures to safeguard our systems, there can be no assurance that a security breach, loss or theft of personal information will not occur, which could harm our business, customer reputation and results of operations. If our business expands to new industry segments that are regulated for privacy and security, or to countries outside the United States that have more strict data protection laws, our compliance requirements and costs will increase.

New versions and releases of our products may contain errors or defects.

Our software products are complex and, accordingly, may contain undetected errors or be subject to intermittent failures when first introduced or as new versions are released. This may result in the loss of, or delay in, market acceptance of our products. We may in the future discover technical issues and scalability limitations in new releases or new products after the commencement of commercial shipments or be required to compensate customers for such limitations or errors, as a result of which our business, cash flow, financial condition and results of operations could be materially adversely affected.

We could be subject to potential product liability claims and third party liability claims related to products and services.

Our financial governance, transaction risk management and compliance products are used to deliver reconciliation workflow, revenue enhancement, transaction risk management and accounting compliance functionality. Any errors, defects or other performance problems could result in financial or other damages to our customers. A product liability claim brought against us, even if not successful, would likely be time consuming and costly and could seriously harm our business. Although our customer license agreements typically contain provisions designed to limit our exposure to product liability claims, existing or future laws or unfavorable judicial decisions could negate the limitation of liability provisions. Any claims or litigation could still require expenditures in terms of management time and other resources to defend ourselves. Liability of this sort could require us to implement measures to reduce our exposure to this liability, which may require us, among other things, to expend substantial resources or to discontinue certain product or service offerings.

We may be unsuccessful in developing and selling new products or in penetrating new markets.

We operate in an environment characterized by changing technologies and industry standards and technological obsolescence. Our competitiveness and future success depend on our ability to develop, market and sell new products and services on a timely and cost effective basis. A fundamental shift in technologies in any of our markets could harm our competitive position within these markets. Our failure to anticipate these shifts, to develop new technologies or to react to changes in existing technologies could materially delay our development of new products, which could result in product obsolescence and decreased revenues. The success of a new product depends on accurate forecasts of long-term market demand and future technological developments, as well as on a variety of specific implementation factors, including:

•	timely and efficient completion of product design;

•	the quality, performance, reliability, safety and security of the product; and

•	the effective marketing, sales and service.

If we fail to introduce new products that meet the demand of our customers or penetrate new markets that we target our resources on, our revenues will likely decrease over time and our financial condition could suffer.

We have incurred losses during much of our operating history and we may not be able to consistently maintain profitability.

We incurred net losses of US$1.2 million in fiscal 2009, US$4.3 million in fiscal 2008, US$2.2 million in fiscal 2007 and US$1.5 million in fiscal 2006 (we were profitable in fiscal 2005). To achieve future profitability, we must accomplish numerous objectives, including meeting our sales, margin and operating cost targets in our business and the development of successful new products. We cannot foresee with any certainty whether we will be able to achieve these objectives in the future. Accordingly, we may not generate sufficient net revenue to achieve future profitability. If we cannot achieve future profitability, we will not be able to support our operations from positive cash flows, and we will continue to use our existing cash resources to support operating losses.

Our historical declining cash balance and low share price may affect our potential and current customers’ and partners’ perception of our viability, which in turn could affect our ability to close sales and partnership transactions, and may also affect our ability to consummate acquisitions of products, technologies or businesses. Notwithstanding the fact that we have a substantial cash balance, concerns about our perceived financial viability were a factor in multiple potential and actual customer transactions and partner relationships during much of our operating history. We attribute these concerns primarily to the following: we are not yet consistently profitable on a full fiscal year basis and thus must continue to use our cash balance (offset by revenues) to fund our operations and acquisition related cash requirements; our share price has been, and continues to be, volatile in percentage terms; and some of our competitors are better funded, more established, and/or significantly larger than we are.

We will continue to use our cash balance (offset by revenues) to fund our operations to achieve and sustain profitability on a full fiscal year basis (which may not occur). We expect these concerns about our ability to generate sufficient revenues to sustain profitability to continue during fiscal 2010.

We may fail to adequately integrate acquired products, technologies or businesses.

Over the past several years, we evaluated opportunities to acquire additional product offerings, complementary technologies and businesses and made a number of acquisitions, including the acquisition of Movaris, Inc. in February 2008. The acquisitions we have made have resulted in amortization of acquired intangible assets and diversion of our management’s attention. As a result of these acquisitions, our operating expenses have increased. Furthermore, the current economic slowdown has and may continue to impact the revenues from the acquired businesses and they may not be sufficient to support the costs associated with those businesses without adversely affecting our operating margins.

We may be unable to identify attractive opportunities or acquire any that we identify on attractive terms. Future acquisitions could result in potentially dilutive issuance of equity securities, the expenditure of a significant portion of our available cash or the incurrence of debt and contingent liabilities, which could materially adversely affect our financial condition. Product and technology acquisitions entail numerous risks, including difficulties in the assimilation of acquired operations, technologies and products, diversion of management’s attention from other business concerns, risks of entering markets in which we have no or limited prior experience and the potential loss of key employees of acquired businesses. Furthermore, the revenues from the acquired businesses may not be sufficient to support the costs associated with those businesses, thereby adversely affecting our operating margins in the future. We may be unable to integrate successfully any operations, personnel or products that have been acquired or that might be acquired in the future and our failure to do so could have a material adverse effect on our results of operations.

We depend on a few key personnel to manage and operate us.

Our success is largely dependent on the personal efforts and abilities of our senior management, including Cyril P. McGuire, our chief executive officer, and R. Paul Byrne, our president. The loss of certain members of our senior management team, including our chief executive officer and president, could have a material adverse effect on our business and prospects.

If we are unable to retain and attract highly skilled personnel with experience in financial governance software and transaction services industries, we may be unable to grow our business.

We are dependent upon the ability to attract and hire, when necessary, as well as train and retain highly skilled technical, sales and marketing, engineering, support and other highly skilled personnel with knowledge in funds management, financial governance, compliance with Sarbanes-Oxley, reconciliation workflow, transaction risk management, internet and other expertise. Competition for experienced and qualified personnel is still high despite the current adverse economic conditions. As a result, we may experience increased compensation costs that may not be offset through either improved productivity or higher sales prices. There can be no assurances that we will be successful in retaining existing personnel or in attracting and recruiting experienced and qualified personnel. Based on our experience, it takes an average of nine months for a salesperson to become fully productive. We may not be successful in increasing the productivity of our sales personnel, and the failure to do so could have a material adverse effect on our business, operating results and financial condition.

Our quarterly and annual operating results are difficult to predict because they can fluctuate significantly. This limits our ability to evaluate our historical financial results and increases the likelihood that our results will fall below market analysts’ expectations, which could cause the price of our ADSs to drop rapidly and severely.

We have experienced significant quarterly and annual fluctuations in operating results and cash flows and we expect that these fluctuations will continue and could intensify in future periods.

Quarterly and annual fluctuations have been, and may in the future be, caused by factors which include, without limitation:

•	the size and timing of orders;

•	currency fluctuations;

•	product mix;

•	the rate of acceptance of new software products, product enhancements and technologies;

•	purchasing and payment patterns of our customers;

•	our pricing policies and those of our competitors;

•	ability to control costs;

•	deferral of customer orders;

•	customer buying cycles and changes in these buying cycles;

•	general condition of market or markets served by our customers;

•	general economic factors, including economic slowdown or recession and availability of credit;

•	product or service quality problems, including product defects and related warranty claims, reserves and upgrade program expenses;

•	impact of declines in net revenues in a particular quarter as compared to the relatively fixed nature of our expenses in the short term;

•	impairment charges arising from recent acquisitions or future acquisitions;

•	economic conditions which may affect our customers and potential customers’ budgets for IT expenditure; and

•	timing and market acceptance of new products or product enhancements by either us or our competitors.

In addition, our revenues are difficult to predict for several reasons. These reasons include:

•	recognition of a substantial portion of our revenues in the last month of each quarter historically;

•	the market for our software products, and our competitive landscape is rapidly changing;

•	the sales cycle for some of our products is typically 6 to 12 months and varies substantially from customer to customer; and

•	service contracts in our financial governance business generally can be cancelled with 30 days notice.

As a result of the factors listed above, among others, we believe that our quarterly revenues, expenses and operating results are likely to continue to vary significantly in the future. As a result, if revenues in any quarter fall below expectations, expenditure levels could be disproportionately high as a percentage of revenues, and our business and operating results for that quarter could be materially adversely affected.

Regulatory compliance, including the cost of complying with legislative actions and potential new accounting pronouncements, may result in increased costs that would affect our future financial position and results of operations. We have already incurred, and will continue to incur, significant increased costs associated with our compliance with the internal control requirements of the Sarbanes-Oxley Act of 2002. Moreover, if we do not resolve the deficiency in our internal control over financial reporting which constituted a material weakness or future deficiencies in our internal control over financial reporting are identified that are deemed to be material weaknesses or significant deficiencies, the market price of our shares could decline and we could be subject to sanctions or investigations by regulatory authorities.

Regulatory compliance, including the cost of complying with legislative actions and changes in accounting rules may materially increase our operating expenses and adversely affect our operating results. For example, the Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures and will in the future require an auditor attestation on management’s assessment of internal control over financial reporting. We have hired and may need to hire additional personnel and utilize additional outside legal, accounting, tax and advisory services in order to maintain our compliance with this and other requirements, all of which has caused and will continue to cause our general and administrative costs to increase. Moreover, if we or our independent registered public accounting firm identifies deficiencies in our internal control over financial reporting that are deemed to be material weaknesses or significant deficiencies, such as the material weakness described below, the market price of our shares could decline and we could be subject to sanctions or investigations by the NASDAQ Global Market, the Securities and Exchange Commission or other regulatory authorities, which would require additional financial and management resources.

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

In performing its financial close process for the fiscal quarter ended July 31, 2008, management determined that the Company did not maintain effective controls over the completeness and accuracy of the US income tax calculations. An operational failure in internal control occurred in that there was not sufficient review of the US income tax calculations in relation to intercompany adjustments made. This was identified as a deficiency in internal control over financial reporting which constituted a “material weakness”. During the third quarter of fiscal 2009, the Company implemented changes in its internal control over financial reporting that were intended to address the material weakness identified. Management allocated additional resources to include a review of all aspects of the calculation of taxation to ensure that all reasonable steps were taken to address this material weakness.

Deficiencies in controls over the calculation of the Company´s deferred tax assets and liabilities and the resulting goodwill relating to a significant business combination were identified during the preparation of the Company’s financial statements for the year ended January 31, 2009. Audit adjustments arising from these control deficiencies were incorporated into the financial statements for the year ended January 31, 2009 prior to the publication of those financial statements. Management determined that the Company did not maintain effective controls at January 31, 2009 over the completeness and accuracy of the deferred tax and goodwill calculation relating to a significant business combination. A design deficiency in internal control related to the level of expertise applied to the deferred tax accounting in such significant business combination and an operating deficiency in internal control occurred in that there was not sufficient review of the tax calculations around the tax losses and other tax calculations relating to deferred tax assets and liabilities and the resulting goodwill for such significant business combination. Accordingly, the Company determined that the material weakness related to US tax calculations identified in the fiscal quarter ended July 31, 2008 had not been remediated at the 2009 fiscal year end and that an operating deficiency in internal control associated with its US tax calculations continued to exist at such date.

Under the supervision and with the participation of our Chief Executive Officer and Vice President Finance, Group, our management assessed the effectiveness of the Company’s internal control over financial reporting as of January 31, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on management’s assessment, and those criteria, management concluded that the Company’s internal control over financial reporting was not effective, as of January 31, 2009, because of the material weakness described above.

Subsequent to January 31, 2009, as part of its efforts to remediate the material weakness, management retained new external independent resources with more expertise and clearly specified the roles and responsibilities of management and these other resources in the preparation and review of the Company’s current and deferred income taxes balances. The material weakness will not be considered remediated until the revised internal controls are operational for a period of time and are tested and management has concluded that the controls are operating effectively.

Our business is subject to currency fluctuations that can adversely affect our operating results.

Due to our multinational operations, our business is subject to fluctuations based upon changes in the exchange rates between the currencies in which we collect revenues or pay expenses and the dollar. In particular, the value of the U.S. dollar to the euro and the pound sterling impacts our operating results. Our expenses are not necessarily incurred in the currency in which revenues are generated and, as a result, we are required from time to time to convert currencies to meet our obligations. These currency conversions are subject to exchange rate fluctuations and changes to the value of the euro and the pound sterling, relative to other currencies, could adversely affect our business and results of operations. Although the U.S. dollar strengthened during the second half of fiscal 2009 against the euro and pound sterling, it weakened significantly against both currencies in fiscal 2008 and part of fiscal 2009. Future strengthening of the euro and pound sterling against the U.S. dollar could negatively impact our revenues, costs and margins.

We believe that we are a Passive Foreign Investment Company, or PFIC, which may subject our U.S. investors to adverse tax rules.

We believe that we are currently a PFIC, and that we may have been one in prior years. An actual determination of PFIC status is inherently factual in nature and cannot be made until the close of each applicable tax year. Accordingly, no assurance can be given that we will not continue to be a PFIC in the future. Because we are a PFIC, U.S. holders of our ADSs are subject to certain adverse U.S. federal income tax rules. Under the PFIC rules, U.S. holders of our ADSs would be required, in certain circumstances, to pay an interest charge together with tax calculated at maximum rates on certain “excess distributions,” including any gain on the sale of ADSs. The consequences described above may be mitigated if the U.S. holder makes a timely election to mark the ADSs to market annually, but such election may accelerate the recognition of taxable income and may result in the recognition of ordinary income in excess of amounts realized by you. The PFIC rules are extremely complex and current and prospective U.S. investors are urged to consult their own tax advisers regarding the potential consequences to them of our being classified as a PFIC. See Item 10.E “Taxation — Passive Foreign Investment Company Considerations” of our Form 20-F for the fiscal year ended January 31, 2009 filed with the U.S. Securities and Exchange Commission for more information.

Our corporate tax rate may increase, which could adversely impact our cash flow, financial condition and results of operations.

We currently have operations in the Republic of Ireland and may generate a meaningful portion of our future taxable income there. Currently, some of our Irish subsidiaries are taxed at rates substantially lower than U.S. tax rates. [If our Irish subsidiaries were no longer to qualify for these lower tax rates or if the applicable tax laws were rescinded or changed, our operating results could be materially adversely affected. If the U.S. and U.K. or other foreign tax authorities were to change applicable tax laws or successfully challenge the manner in which our subsidiaries’ profits are currently recognized, or if our ability to offset historical losses against future profits, if they occur, was reduced, our taxes could increase, and our business, cash flow, financial condition and results of operations could be materially adversely affected.

To be successful, we will need to effectively respond to future changes in the rapidly developing markets in which we sell our software products and services.

The markets for financial governance software and services are rapidly evolving and changing. The markets are influenced by changing technologies, evolving industry standards, changes in customer requirements and preferences and introductions of new products and services embodying new technologies. Our ability to enhance existing products and to design, develop, introduce, support and enhance new software products, on a cost effective and timely basis, that meet changing market needs and respond to technological developments is critical to our future success. In addition, these products will need to support industry standards and interoperate with a variety of third parties’ products, including those of our competitors. We may be unable to develop interoperable products and widespread adoption of a proprietary product could preclude us from effectively doing so. In addition, if we fail to effectively respond to future changes in the rapidly developing markets in which we operate, or if customers choose not to use our product, then our business, cash flow, financial condition and results of operations could be materially adversely affected.

Our shares have experienced in the past and may continue to undergo extreme market price and volume fluctuations.

The market price of our shares has experienced, and may continue to undergo, extreme fluctuations on a percentage basis due to a variety of factors, including, but not limited to:

•	limited trading volume;

•	general and industry-specific business, economic and market conditions;

•	actual or anticipated fluctuations in operating results, including as a result of any impairment of goodwill related to our past acquisitions;

•	changes in, or our failure to meet, investors’ estimates or expectations; and

•	acquisitions, strategic partnerships, joint ventures, or capital commitments by us or our competitors.

In addition, the limited daily trading volume of our ADSs on the NASDAQ Stock Market may adversely impact the ability of our investors to sell their securities, and any such sales may adversely impact the trading price of our ADSs.

Some may claim that we infringe their intellectual property rights, which could result in costly litigation or require us to reengineer or cease sales of our products.

There has been substantial litigation in the technology industry regarding rights to intellectual property, and the Company’s business is subject to the risk of claims against it for alleged infringement of the intellectual property rights of others. In addition, the existence of any such claim by a third party may not become known to us until well after we have committed significant resources to the development of a potentially infringing product. From time to time, we have received claims that we have infringed third parties’ intellectual property rights, and there is no assurance that third parties will not claim infringement by us in the future. Any such claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays, or require us to enter into royalty or licensing agreements, any of which could have a material adverse effect on the Company’s business, financial condition and results of operations. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us, or at all.

We may be unable to protect our proprietary rights. Unauthorized use of our technology may result in development of products which compete with our products.

We rely upon a combination of patents, contractual rights, trade secrets, copyright laws and trademarks to establish and protect our proprietary rights. We also seek to avoid disclosure of our trade secrets through a number of other means, including entering into confidentiality agreements with our employees, consultants and third parties to seek to limit and protect the distribution of our proprietary information regarding this technology. However, we cannot assure you that any of our proprietary rights with respect to our products will be effective, particularly products acquired through acquisition. Unauthorized parties may copy aspects of our products and obtain and use information that we regard as proprietary. Other parties may breach confidentiality agreements and other protective contracts we have executed. We may not become aware of a breach. In addition, should a breach occur of which we are aware, we may not have adequate remedies to protect our rights.

Increased competition may result in decreased demand for our products and services, which may result in reduced revenues and gross margins and loss of market share.

The market for financial governance, transaction risk management and compliance solutions is competitive and we expect competition to continue to increase. Our competitors include Checkfree (a subsidiary of Fiserv), Chesapeake Systems, BlackLine Systems, Paisley Consulting, Open Pages and MedAssets for our software products. Some competitors in our market have longer operating histories, significantly greater financial, technical, sales, marketing and other resources, greater brand recognition and a larger installed customer base than we do. In addition, the companies with whom we have strategic relationships could develop products or services which compete with our products or services. Furthermore, several of the customers who currently use our products or the companies with whom we have entered into strategic relationships to use and market our products, may develop competing products. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships to expand their product offerings and to offer more comprehensive solutions. We also expect to face additional competition as other established and emerging companies enter the market for financial governance solutions. Growing competition may result in reduced revenues and gross margins and loss of market share, any one of which could have a material adverse effect on our business, financial condition and results of operations.

Our industry and our customers’ industry are subject to government regulations that could limit our ability to market our products.

Our current and prospective customers include non-US and US state and federally chartered banks and savings and loan associations. These customers, as well as customers in other industries such as healthcare, operate in markets that are subject to extensive and complex regulation. While we are not directly subject to this regulation, our products and services must be designed to work within the extensive and evolving regulatory constraints under which our customers operate. If our products fail to comply with regulations applicable to our customers, or if we cannot respond in a timely and cost-effective manner to changes in the regulatory environments of each of our customers, our product sales could be materially adversely affected, which could have a material adverse effect on our business, prospects and results of operations.

We rely on strategic relationships and partnerships that may not continue in the future.

We have developed strategic relationships and partnerships with other companies and part of our strategy will be to invest in these relationships to increase market share for our new products. Historically, we have relied in part on these relationships to co-market our products and generate leads for our direct sales force. However, these relationships are not exclusive, and the third party generally is not obligated to market our products or provide leads. We may need to establish additional strategic relationships and partnerships to further successfully grow the business.

The rights of shareholders in Irish corporations may be more limited than the rights of shareholders in United States corporations.

The rights of holders of ordinary shares and, therefore, some of the rights of ADS holders, are governed by Irish law and the laws of the European Union. As a result, the rights of our shareholders differ from, and may be more limited than, the rights of shareholders in typical United States corporations. In particular, Irish law significantly limits the circumstances under which shareholders of Irish corporations may bring derivative actions.

Our two largest shareholders have the ability to significantly influence or control corporate actions, which limits the ability of the holders of our ADSs to influence or control corporate actions. This concentration of ownership also can reduce the market price of our ADSs.

Our two largest shareholders have the ability to significantly influence the election of directors and the outcome of all corporate actions requiring shareholder approval. This concentration of ownership also may have the effect of delaying or preventing a change in control of us, which in turn could reduce the market price of our ADSs.

The Irish takeover rules, our articles of association and Irish law may make an acquisition of us more difficult, which could affect the trading price of our ADSs.

The provisions of the Irish takeover rules, as well as provisions of our articles of association and Irish law, could delay, defer or prevent a change of control of us, which in turn could reduce the market price of our ADSs. In addition, the rights of our shareholders under the takeover rules or Irish law could differ from, and be more limited than, the rights of shareholders under the United States federal and state laws governing tender offers and takeovers.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINTECH GROUP PLC

By:	/s/ Joseph Seery
Joseph Seery
Vice President Finance, Group

Dated: June 15, 2009